UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________________________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

For the transition period from _________________________________ to _________________________________

Commission file number _________________________________

REWARDSTREAM SOLUTIONS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

201 – 440 Cambie St.
Vancouver, British Columbia
V6B 2N5
Telephone: 1.877.682.0040
Email: info@rewardstream.com
(Address of principal executive offices)

Suite 900, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
Attention: Forooghian & Company Law Corporation
Telephone: 1.604.260.4888
(Address of registered office)

Rob Goehring, CEO
201 – 440 Cambie St.
Vancouver, British Columbia
V6B 2N5
Telephone: 1.877.682.0040
Email: info@rewardstream.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
William L. Macdonald
W.L. Macdonald Law Corporation
409-221 West Esplanade
North Vancouver, British Columbia
Canada V7M 3J3
Telephone: 604.973.0579
Facsimile: 604.973.0280

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

38,657,069 common shares without par value outstanding on August 19, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [   ] YES       [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [   ] YES       [   ] NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [   ] YES       [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [   ] YES       [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [   ] ITEM 17         [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [   ] YES        [   ] NO

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We are also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed $1 billion, or if the company issues more than $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “potential”, or “continue”, the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this registration statement, unless otherwise stated, all dollar amounts are expressed in Canadian dollars (“$”) and “US$” refers to United States dollars. The financial statements and summaries of financial information contained in this registration statement are also reported in Canadian dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless expressly stated otherwise.

As used in this registration statement, the terms “we”, “us”, “our”, “our company” and “RewardStream” refer to RewardStream Solutions Inc. which is the continuing company constituted among the amalgamation of “Musgove Minerals Corp.”, a company incorporated March 29, 2000, and RewardStream Solutions Inc. (“RewardStream Solutions”), a company incorporated on March 23, 1999, unless otherwise stated.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and the senior management of our company are as follows:

Name and Office Held	Function

Rob Goehring Chief Executive Officer and Director	As CEO, Mr. Goehring is responsible for the management of our operations in Vancouver, British Columbia.
Charles Abel Chief Financial Officer and Corporate Secretary	As our Chief Financial Officer, Mr. Abel is responsible for the management and supervision of all of the financial aspects of our business.
Ralph Turfus(1) Director and Chairman	As a director, Mr. Turfus participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Rana Vig(1) Director and Vice Chairman	As a director, Mr. Vig participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Norman Brewster Director	As a director, Mr. Brewster participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.
Martin Bernholtz(1) Director	As a director, Mr. Bernholtz participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Neil Parker VP Product and Marketing	As VP Product and Marketing, Mr. Parker oversees the development of the products of our company and ensures the products are properly marketed.
Murray (Buzz) Hemphill VP Sales	As VP Sales, Mr. Hemphill manages and oversees sales of our company.
Devin Redlich VP Operations and Service Delivery	As VP Operations and Service Delivery, Mr. Redlich manages operations and service delivery of our company.
Kevin Campbell Senior Software Architect	As Senior Software Architect, Mr. Campbell oversees and manages software development of our company.

(1) Member of Audit Committee.

The business address for our directors and officers is 201 – 440 Cambie Street, Vancouver, British Columbia V6B 2N5 .

B. Advisers

Our legal adviser in Canada is Forooghian & Company Law Corporation, of 1021 West Hastings Street, Suite 900, Vancouver, British Columbia, Canada V6E 0C3 and our United States legal advisers are W.L. Macdonald Law Corporation, at 409-221 West Esplanade, North Vancouver, British Columbia, Canada V7M 3J3.

C. Auditors

Smythe LLP, Chartered Professional Accountants, with a business address at 7th Floor 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, served as auditors of RewardStream Solutions for the preceding three fiscal years. Smythe LLP are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

The current auditors of our company are Dale Matheson Carr-Hilton LaBonte LLP with a business address at Suites 1500 & 1700, 1140 West Pender Street, Vancouver British Columbia V6E 4G1. Dale Matheson Carr-Hilton LaBonte LLP are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board .

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.Selected Financial Data

Prepared in Accordance With IFRS

The following table summarizes selected financial data for RewardStream Solutions for the nine month period ended June 30, 2016 and 2015, and for the fiscal years ended September 30, 2015, 2014, and 2013, prepared in accordance with IFRS as issued by the IASB. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 — Operating and Financial Review and Prospects” beginning at page 23 below.

Selected Financial Data

	Three Month Period Ended		Nine Month Period Ended		Year Ended September 30
Statements of Income(Loss) Data	June 30, 2016 (unaudited) ($)	June 30, 2015 (unaudited) ($)	June 30, 2016 (unaudited) ($)	June 30, 2015 (unaudited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)

Revenues	424,498	427,542	1,266,467	1,288,215	1,658,451	1,859,690	3,906,918
Operating Expenses	1,091,003	465,846	2,623,857	1,590,239	3,918,542	1,824,563	2,207,671
Operating Income (Loss)	(830,594)	(226,801)	(1,884,693)	(852,922)	(2,968,350)	(1,023,666)	370,424
Net Income (Loss) and Comprehensive Income (Loss)	(830,598)	(228,875)	(1,881,269)	(740,244)	(2,843,729)	(995,536)	375,525
Earnings (Loss) Per Share Basic and	(0.07)	(0.03)	(0.15)	(0.09)	(0.34)	(0.12)	0.05
Weighted Average Number of Common Shares Outstanding	12,107,100	8,137,577	12,260,813	8,137,577	8,343,056	8,137,577	8,137,577

	Nine Month Period Ended	As at September 30
Statement of Financial Position Data	June 30, 2016 (unaudited) ($)	2015 (audited) ($)	2014 (audited) ($)	2013 (audited) ($)

Current Assets	603,921	807,211	1,337,914	2,127,353
Total Assets	649,773	859,977	1,396,894	2,210,135
Current Liabilities	1,296,825	828,330	547,682	379,406
Working Capital (Deficit)	(692,904)	(21,119)	790,232	1,747,947
Total Shareholders’ Equity (Deficiency)	(650,568)	25,996	847,930	1,782,968
(Deficit)	(9,884,958)	(8,003,689)	(5,159,960)	(4,164,424)

B. Capitalization and Indebtedness

RewardStream Solutions’ authorized share capital had consisted of an unlimited number of Common Shares, without par value and 20,000,000 preferred shares without par value. As of at June 30, 2016 and September 30, 2015 we had 12,813,235 and 10,637,577 Common Shares issued and outstanding, respectively.

The table below sets forth RewardStream Solutions’ total indebtedness and shows the capitalization of RewardStream Solutions as of June 30, 2016, September 30, 2015, 2014 and 2013. You should read this table in conjunction with RewardStream Solutions’ audited financial statements, together with the accompanying notes and the other information appearing under the heading “Item 5 — Operating and Financial Review and Prospects” beginning at page 23, below.

	As at June 30, 2016 (unaudited) ($)	As at September 30, 2015 (audited) ($)	As at September 30, 2014 (audited) ($)	As at September 30, 2013 (audited) ($)
Liabilities
Accounts Payable and Accrued Liabilities	398,641	211,704	221,926	159,614
Finance lease obligations	7,425	10,317	7,006	22,207
Loans payable	884,910	526,176	254,167	-
Shareholders’ Equity
Share Capital	7,766,370	6,618,213	4,774,912	4,774,912
Contributed Surplus	1,468,020	1,411,472	1,232,978	1,172,480
Deficit	(9,884,958)	(8,003,689)	(5,159,960)	(4,164,424)

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to the other information presented in this registration statement, the following should be considered carefully in evaluating our company and its business. This registration statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this registration statement.

Risk and Uncertainties of Our Company

We have Sustained Operating Losses and Require Future Capital to Grow

In the nine months ended June 30, 2016, RewardStream Solutions incurred operating losses, and, upon completion of the Amalgamation, we may incur continued operating losses for the balance of this fiscal year. We will be targeting positive operating income in 2018. However, there can be no assurance that we will achieve that target. We may need to raise funds through public or private equity or debt financing if it continues to incur operating losses, or require substantial capital investment in order to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on favourable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to continue to take advantage of market opportunities or to respond to competitive pressures or continue as a going concern. Such instability could have a material adverse effect on our business, financial condition and results of operation. If additional funds are raised through the issuance of shares from treasury, control of our company may change and its shareholders may suffer additional dilution to their holdings.

We will incur increased costs and compliance risks as a public company and may Fail to Realize Anticipated Benefits of the Amalgamation

There can be no assurance that the anticipated benefits of the Amalgamation will materialize. It is possible that the risks and uncertainties described in this registration statement will arise and become material to such an extent that some or all of the anticipated benefits of the Amalgamation will never materialize or will be nullified.

Success May Depend on Market Acceptance Which We Do Not Currently Have

Our success may depend upon the acceptance, and successful measurement, of online referrals as an alternative to general online advertising.

We believe that marketers spend significantly more on online advertising and lead generation compared to online referrals. Long-term growth of our business will depend heavily on this distinction between online advertising and lead generation and online referrals narrowing, which may not happen in a manner or to the extent that we currently expect. If online referrals cease to be an acceptable alternative or supplement to online advertising and lead generation, our business, financial condition and results of operations will be negatively impacted.

Because the online marketing industry is relatively new and rapidly evolving, it uses different methods than traditional media to gauge its effectiveness. Potential customers may have little or no experience using the Internet for advertising and marketing purposes and may allocate only limited portions of their advertising and marketing budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and evaluating new advertising and marketing technologies and services. As a result, we will need to continually evaluate changes to aspects of its business model to keep pace with the expectations of users and advertisers, and these changes may not yield the benefits we expect. In particular, we are dependent on its clients’ adoption of new metrics to measure the success of online marketing campaigns. We may also experience resistance from traditional advertising agencies who may be advising clients. Any lack of growth in the market for various online advertising models could have an adverse effect on our business, financial condition and results of operations.

Our Company Relies on Only a Few Key Customers

We have contracts with our key customers. These contracts give the customers the right to terminate on notice. One of our major customers, a major U.S. mobile phone company has the right to terminate services on 90 days’ notice. Other customers have the option to terminate, for example, up to 90 days prior to the anniversary date of the contract otherwise the contract will be considered to have renewed for an additional year. The loss of one or more customers, particularly a major customer, may have a detrimental impact on the ability of our company to continue its operations.

Our Company Relies on Key Suppliers which May Disrupt Our Business Services

We also have contracts with key suppliers. For example, Tenzing Managed IT Services hosts our server infrastructure and QlikView provides business intelligence services to RewardStream. Tenzing has the right to terminate their service agreement with RewardStream on 120 days’ prior to the renewal date. QlikView may terminate their agreement for convenience on 60 days’ notice. If either of these suppliers were to terminate their agreement, we would need to find an alternative supplier; the delay of which could impact its ability to provide service to its customers.

We Face Heavy Competition in Our Industry that may be better positioned than Our Company

RewardStream competes and we will compete with numerous other companies and individuals possessing greater financial resources and technical facilities than itself in offering of referral based marketing services, as well as the recruitment and retention of suitably qualified individuals.

Our Industry Requires Continued Improvement for Our Company to be Successful

Our success depends on providing products and services that make using the internet a more useful and enjoyable experience for its users. Our competitors are constantly developing innovations in referral marketing services. As a result, we will be required to continuously invest significant resources in research and development in order to enhance our referral systems. In addition, these new products and services may present new and difficult technology challenges, and we may be subject to claims if users of these offerings experience service disruptions or failures or other quality issues.

Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers, and other network members; are not appropriately timed with market opportunities, or are not effectively brought to market. As referral technology continues to develop, our competitors may be able to offer referral systems that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources in order to remain competitive.

If we fail to effectively manage our growth our future business results could be harmed and our managerial and operational resources may be strained.

There is a risk that growth could strain our personnel and infrastructure resources. If we are unable to manage our growth, we may not be able to successfully implement our business plan. For example, if we require additional personnel in an operational area such as customer service and we cannot hire sufficient staff, we will likely not be able to provide adequate customer service. This may result in the loss of customers that would affect our revenue. We may require the addition of research and development staff such as software developers to improve our products. If we are unable to hire sufficient or sufficiently qualified staff, we may not be able to improve our products which could cause our company to lose customers and revenue.

If we are the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause us to go out of business.

Although we are not aware of any potential violations of others’ intellectual property rights, we may face claims, including from direct competitors or other companies, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. If our market profile grows it could become increasingly subject to such claims.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to RewardStream Solutions’ technology. In such cases, we might need to license a third party’s intellectual property, although any required license might not be available on acceptable terms, or at all.

If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against it or an injunction against continuing to use or license such technology, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, there is a risk that we could nonetheless incur substantial costs in defending ourself in suits brought against us for alleged infringement. Also, if we are not able to enter into a license agreement in the future and it provides that we will defend and indemnify our customer licensees for claims against them relating to any alleged infringement of the intellectual property rights of third parties in connection with such customer licensees’ use of such technologies, we may incur substantial costs defending and indemnifying any customer licensees to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to addressing the issues presented. Any party bringing claims might have greater resources than us, which could potentially lead to our company settling claims against which it might otherwise prevail on the merits.

We are governed by only by a few individuals which may lead to faulty corporate governance or loss of key individuals.

Our success will depend largely upon the efforts, abilities, and decision-making of its executive officers and directors.

The loss of any of these individual would have an adverse effect on our business prospects. We do not currently maintain “key-man” life insurance and there is no contract in place assuring the services of our executive officers and directors for any length of time. In the event that we should lose our officers or directors and we are unable to find suitable replacements, we may not be able to develop our business, in which case investors might lose all of their investment.

We have foreign operations to the United States which may make it more difficult to succeed in a legal proceeding against our company or even to collect judgement

We anticipate conducting operations and offering products and services in foreign jurisdictions . As a result of this, there is a risk that we may be exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. If this occurs, it may cause a loss of some or all of our revenue or income in these foreign jurisdictions.

Risks Associated with Our Business

Our company may have insufficient capital in the future to meet production demands and continue its operations.

As at June 30, 2016, we had a working deficiency of $692,904. In the RewardStream Solutions’ audited financial statements for the fiscal year ended September 30, 2015, 2014 and 2013, our auditor stated there were material uncertainties that may cast substantial doubt about the company’s ability to continue as a going concern. To maintain our activities, we will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that we will be successful in obtaining such additional financing; failure to do so could result in the inability of our company to develop new products, meet production and delivery demands and continue our operations.

We are dependent on the services of certain key officers, and the loss of these certain key personnel may have a materially adverse effect on our Company.

While engaged in the business of designing, administering and managing automated referral and recommendation marketing programs, the nature of our business, our ability to continue our operations of RewardStream and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management personnel most notably Rob Goehring, our CEO. The loss of any of these people would have a material adverse effect on us.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these director and officers may conflict with the interests of our c ompany. Our directors and officers with conflicts of interest will be subject to and will follow the procedures set out in the applicable corporate legislation.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

Risks Relating to the Common Shares

If our company’s business is unsuccessful, our shareholders may lose their entire investment

Although shareholders will not be bound by or be personally liable for the our company’s expenses, liabilities or obligations beyond their total original capital contributions, should our company suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

The price of our Common Shares has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange has been and is likely to continue to be highly volatile. Although we are registering our stock with the U.S. Securities Exchange Commission (“SEC”) and currently plan to apply to have our common stock quoted on the OTCQB operated by OTC Markets Group upon the effectiveness of this registration statement, no significant U.S. market may develop, and if such a market develops, prices on that market are also likely to be highly volatile.

Factors that could adversely affect the price of our Common Shares include:

[ ]	fluctuations in our operating results;
[ ]	changes governmental regulation;
[ ]	litigation;
[ ]	general stock market and economic conditions;
[ ]	number of shares available for trading (float); and
[ ]	inclusion in or dropping from stock indexes.

As a “foreign private issuer”, our company is exempt from certain sections of the Securities Exchange Act of 1934 which results in shareholders having less complete and timely data than if the company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Securities Exchange Act of 1934. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the company’s status as a foreign private issuer, the officers, directors and principal shareholders of our company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of an unlimited number of Common Shares without par value. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of our company.

Our company does not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the market price of our common shares. This may never happen and investors may lose all of their investment in our company.

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are subject to “penny stock” rules as defined in the Securities and Exchange Act of 1934 Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common Shares in the United States and shareholders may find it more difficult to sell their shares.

Risks Relating to Management

We depend on key personnel to operate our business effectively in the competitive digital marketing industry.

Our success depends to a significant degree upon the continued contributions of the principal members of our management team, who perform important functions and would be difficult to replace. Our ability to attract and retain highly skilled personnel will be a key factor in our future success.

Since certain of our officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against such officers and directors.

Our company is organized under the laws of the Province of British Columbia, Canada and certain of our officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the enforcement process is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Our management is free to devote time to other ventures and shareholders may not agree with their allocation of time.

Our officers and directors devote a substantial amount of their time to the management and operation of the company’s business. Management is not however, contractually required to manage or direct the company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the technology industry. Our officers and directors are required by law to act honestly and in good faith with a view to the best interests of the company and to disclose any interests, which they may have in any project or opportunity of the company. If a conflict of interest arises, at a meeting of the board of directors of our company, any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

Item 4. Information on the Company

A.History and Development of the Company

Musgrove

Musgrove was incorporated under the Company Act (British Columbia) on March 29, 2000 with the name “Access West Capital Corporation”. On June 12, 2002, the company changed its name to “Journey Unlimited Omni Brand Corporation”, and on November 4, 2005, to “Journey Resources Corp.” and on December 17, 2010 to “Musgrove Minerals Corp.”.

Musgrove was engaged in the acquisition, exploration and development of mineral properties. Musgrove owned a 100% interest in a mining lease agreement in respect of certain mineral claims comprising the Musgrove Creek Gold Project located in Lemhi County, Idaho.

RewardStream Solutions

RewardStream Solutions was incorporated under the laws of British Columbia on March 23, 1999 and continued under the Canada Business Corporations Act on December 22, 1999. RewardStream Solutions was subsequently continued under the laws of the Province of British Columbia on October 21, 2015. The head office is located at 201 – 440 Cambie Street, Vancouver, British Columbia V6B 2N5 .

RewardStream Solutions is engaged in the business of designing, administering and managing automated referral and recommendation marketing programs. Its current customers are primarily telecommunications providers, financial institutions and e-commerce companies. Their platform, however, is adaptable to different types and sizes of customers. Current customers include Koodo Mobile, Boost Mobile, Virgin Mobile, Rogers, TELUS Mobility, WIND Mobile, a major U.S. mobile phone company and First West Credit Union.

On July 28, 2016, RewardStream Solutions completed its amalgamation (the “Amalgamation) with Musgrove. Our principal business is the design, administration and management of automated referral and recommendation marketing programs. Its current customers are primarily telecommunications providers, financial institutions and e-commerce companies, however, the RewardStream platform is adaptable to different types and sizes of customers.

Our Common Shares are publicly traded on the TSX Venture Exchange under the symbol “REW”.

General Development of our Business Since Incorporation

Since RewardStream Solutions’ incorporation, RewardStream Solutions has focused primarily on loyalty marketing services, with a transition to referral based marketing products and services in recent years. Over RewardStream Solutions’ last three fiscal years RewardStream Solutions has focused on the development of its platform and portal provided by RewardStream that enables their clients to acquire new customers through leads generated via referrals from existing customers (the “Spark System”) and the sale and delivery of such services to customers. The details of RewardStream Solutions’ activities over the last three years are set out below.

Fiscal Year Ended September 30, 2013

In fiscal 2013, RewardStream Solutions focused its activities on continuing to expand its previous business of offering one-time custom development fees as well as recurring, monthly fee-based loyalty programs developed for clients to manage customer loyalty through various customer engagement programs, surveys and point redemption features (“LMP”) and develop and test its Spark System. In early 2013, RewardStream Solutions closed a round of funding to continue the early development of the Spark System referral platform.

Fiscal Year Ended September 30, 2014

In fiscal 2014, RewardStream Solutions continued to work with the LMP source code customers, while also managing existing loyalty programs. RewardStream Solutions began to shift its focus from the loyalty segment to the Spark System. RewardStream Solutions began to build out a high growth strategic plan for the referral segment and wind down efforts dedicated to loyalty sales.

Fiscal Year Ended September 30, 2015

In fiscal 2015, RewardStream Solutions focused its activities on expanding sales of Spark. This included segmenting the Spark System product line to expand beyond enterprise clients and shift into the mid-market, scaling operations to reduce the cost and time associated with onboarding clients. In addition, RewardStream Solutions has focused on building its management team and recruiting additional expertise with high-growth, SaaS business, as well as raising funds for growth.

On September 8, 2015, RewardStream Solutions signed an amalgamation agreement (the “Manado Agreement”) with Manado Gold Corp. (“Manado”), a publicly traded company on the Exchange, to form a single amalgamated company (the “Manado Amalgamation”). Subsequent to this, on September 25, and November 13, 2015, RewardStream Solutions received loans in the amount of $200,000 (evidenced by “Manado Note #1”) and $300,000 (evidenced by “Manado Note #2”) (collectively “Manado Notes”), respectively, from Manado. The Manado Notes bore interest at a rate of 10% per annum, payable at maturity.

Subsequent to Fiscal Year Ended September 30, 2015

Subsequent to fiscal 2015, RewardStream Solutions focused its activities on expanding sales of Spark and activities related to the Manado Amalgamation, including completion of a corporate continuance into the Province of British Columbia and obtaining shareholder approval of the Manado Amalgamation.

On March 4, 2016, RewardStream Solutions entered into a credit agreement with Code Consulting Limited (the “Code Loan”). Under the terms of the Code Loan, Code Consulting Limited agreed to lend up to $200,000 to RewardStream Solutions in tranches of $100,000. Concurrent with issuing each of the $100,000 tranches, RewardStream Solutions would also issue 40,816 warrants with an exercise price of $0.98 and a term of two years from the date of the advance. The loan had an interest rate of 10% per annum, compounded monthly and was secured against the assets of RewardStream Solutions. $100,000 of the Code Loan was advanced and RewardStream Solutions issued 40,816 warrants.

On April 15, 2016, the Manado Amalgamation was not completed resulting in the Code Loan being in default. RewardStream Solutions repaid the outstanding balance and accrued interest from the funds received in the May 2, 2016 loan. On May 2, 2016, this loan and interest was repaid and the security over the assets of RewardStream Solutions was cancelled.

On April 8, 2016, RewardStream Solutions terminated the Manado Agreement due to Manado being unable to satisfy the conditions to closing set out in the Manado Agreement.

On April 18, 2016, RewardStream Solutions issued 1,085,123 warrants exercisable for common shares of RewardStream Solutions at $0.01 per common share and expiring on May 13, 2016. On May 18, 2016, RewardStream Solutions issued 1,076,962 common shares related to the exercise of these warrants for gross proceeds of $10,770.

On April 18, 2016, Manado, RewardStream Solutions, and a third party (the “Manado Note Acquiror”) entered into a Debt Assignment and Extension Agreement (“Manado Note Assignment Agreement”) in respect of the Manado Notes. Under the terms of the Manado Note Assignment Agreement, the Manado Note Acquiror acquired Manado Note #2 for $150,000 cash and received an option to acquire Manado Note #1 in exchange for the delivery to Manado of 400,000 shares of RewardStream Solutions. Also pursuant to the Manado Note Assignment Agreement, Manado and the Manado Note Acquiror agreed to extend the maturity date of both Manado Notes to October 31, 2016.

On May 2, 2016, RewardStream Solutions entered into a credit agreement with the Ralph and Sharon Turfus Joint Spousal Trust. The purpose of this credit agreement was to repay the Code Loan.

On May 19, 2016, the Ralph and Sharon Turfus Joint Spousal Trust purchased 256,410 common shares of RewardStream Solutions at a price of $0.39 per common share.

On July 14, 2016, RewardStream Solutions executed an agreement with the Manado Note Acquiror to convert Manado Note #1 and Manado Note #2 to common shares of Solutions (“Note Conversions”). Under the terms of the Note Conversions, Manado Note #2 principal and interest owing will be converted to common shares of RewardStream Solutions at a conversion price of $0.25 upon completion of the amalgamation with Musgrove. The Note Conversions also specify that should the Manado Note Acquiror acquire Manado Note #1, the principal and interest owing may be converted to common shares of RewardStream Solutions at a conversion price of $0.25 at the option of the Manado Note Acquiror between the date Manado Note #1 was acquired and its maturity date.

On July 28, 2016, Manado Note #2 and accrued interest was converted to 1,285,452 common shares of our company.

On July 28, 2016, we issued 400,000 shares to Manado to allow the Manado Note Acquiror to exercise the option on Manado Note #1.

On August 9, 2016, Manado Note #1 and accrued interest was converted to 869,954 common shares of our company.

Amalgamation of Musgrove and RewardStream Solutions

On April 20, 2016 Musgrove and RewardStream Solutions entered into a letter of intent dated April 20, 2016 (the “LOI”), whereby Musgrove and RewardStream Solutions agreed to work toward a business combination and concurrent listing on the TSX Venture Exchange (the “Exchange”) and equity financing. The obligations of Musgrove and RewardStream Solutions under the LOI were expressly subject to their concluding a definitive agreement.

The equity financing consisted of Musgrove completing a private placement offering of a minimum of 12,000,000 units and a maximum of 16,000,000 units at a price of $0.125 per pre-Amalgamation unit for gross proceeds of at least $1,500,000 (the “Private Placement”). Each unit issued under the Private Placement consists of one common share of Musgrove and one-half of one common share purchase warrant, with each warrant entitling the holder to purchase an additional common share of Musgrove at $0.25 per pre-Amalgamation share for a two-year period from the date of issuance (subject to accelerated expiry). The initial tranche of the Private Placement closed on May 26, 2016 and Musgrove issued 8,000,000 units under the Private Placement for gross proceeds of $1,000,000.

On May 30, 2016, Musgrove and RewardStream Solutions entered into (the “Amalgamation Agreement”) which provides, among other things, that Musgrove and RewardStream Solutions intend to amalgamate.

On April 26, 2016, in accordance with the terms of the Amalgamation Agreement, Musgrove and RewardStream Solutions entered into a loan agreement (the “Loan Agreement”). Under the terms of the Loan Agreement, Musgrove advanced $100,000 to RewardStream Solutions on April 26, 2016. The loan is secured by all of RewardStream’s present and after-acquired property, bears interest at rate of 10% per annum and is payable on or before November 30, 2016. Musgrove subsequently loaned RewardStream Solutions an additional $150,000 on both June 20 and July 26, 2015 under the same terms as the Loan Agreement.

Prior to the completion of the Amalgamation, Musgrove completed a non-brokered private placement in two tranches (the “Private Placement”) of a total of 16,228,000 units at a price of $0.125 per unit for gross proceeds of $2,028,500. Each unit consists of one common share and one-half of one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share for a period of two years (subject to accelerated expiry provisions as disclosed in the press release dated July 26, 2016). Musgrove paid a total of $130,520 in finder’s fees in connection with the Private Placement.

The Amalgamation completed on July 28, 2016. Under the Amalgamation, shares held by former shareholders of Musgrove were exchanged for a total of 15,151,659 common shares (the “Shares”) of the Company (on the basis of 0.5 Shares for each Mugrove share held) and shares held by former shareholders of RewardStream Solutions were exchanged for a total of 20,000,004 Shares (on the basis of approximately 1.56 Shares for each RewardStream Solutions share held). In addition, the Company issued 950,000 Shares as finder’s fees and issued 1, 285 ,452 Shares in connection with the conversion of Manado Note #2 and 400,000 Shares to Manado to allow the Manado Note Acquiror to exercise the option on Manado Note #1 .

B. Business Overview

We are a technology company listed on the TSX Venture Exchange, trading under the symbol “REW”. We are a provider of Software as a Service (“SaaS”) marketing technology that powers loyalty marketing programs, referral programs and source code licensing programs. RewardStream’s clients subscribe either to RewardStream’s proprietary Lifecycle Marketing Platform (“LMP”) or its Spark System (the “Spark System”) product to operate marketing programs that acquire, engage, optimize, and retain customers and sales channels. Founded in early 1999, RewardStream pioneered the referral marketing space, having launched its first referral marketing specific software in 2003. RewardStream specializes in the tactical execution of referral marketing programs that help brands to acquire, engage, and retain their most valuable stakeholders – customers. By utilizing an innovative blend of marketing insight and proprietary technology, RewardStream turns an existing customer base into a powerful new sales channel for all of its clients. RewardStream delivers a proprietary, real-time technology platform as the foundation of its client’s referral program. RewardStream has developed its software to deliver an enterprise-class referral marketing solution by embedding decades of best demonstrated practices into our product’s feature set, and continues to develop its platform with the latest techniques being used around the globe. The Spark System lets marketers weave all types of referrals, whether email, mobile, social or word-of-mouth, into customer acquisition strategies with a powerful mix of software, promotion, and management tools. The Spark System makes it fast and easy for companies to engage and convert customers, activate employees, and mobilize brand influencers to spread the word about offers to friends and family.

Principal Products and Services

RewardStream has had three operating segments during its operating history, as described below, which have been RewardStream’s strategic business units. The following summary describes the operations of RewardStream’s reportable segments:

•
The loyalty segment included one-time custom development fees as well as recurring, monthly fee-based loyalty programs developed for clients to manage customer loyalty through various customer engagement programs, surveys and point redemption features. The loyalty segment was targeted primarily at large brands that required a “points” style program where customers could earn and redeem points based on their actions. The programs developed for Loyalty clients utilized RewardStream’s LMP as the underlying technology, with significant custom development for program rules, and user interface components. The market for Loyalty technology solutions had become commoditized over the years, with the largest players providing both the technology as well as the marketing agency services for ongoing program management. RewardStream is no longer pursuing new Loyalty sales as it had become difficult to compete with very large, incumbent providers with significant agency resources.

•
The source code segment includes licensing a copy of RewardStream’s proprietary LMP to entities that have the technical ability to further develop the source code to meet their business needs. The source code solution was sold “as-is, where-is” making it difficult to source potential clients and challenging to launch. The source code solution was never intended to be a product, and therefore lacked the required documentation, process and consulting resources to be sustainable. Source code revenue recognized during the years ended September 30, 2015 and 2014 pertained to contracts entered into in fiscal 2013. RewardStream did not enter into any new similar contracts during the current year and has discontinued this line of business.

•
The Spark System segment is comprised of both custom and Spark System referral sales. The Spark System referral marketing platform enables clients to acquire new customers through leads generated via referrals from existing customers. For enterprise class customers, the Custom segment includes professional services work to customize the Spark System platform for client-specific needs. The Spark System referral segment includes the productized and configurable solution for clients to engage their customers to generate sales leads through incentivized referrals, and is made up of monthly recurring revenue.

RewardStream has shifted its business model from primarily a one-time sale and professional services model to a scalable recurring, SaaS model. This has resulted in a short term decline in revenues. RewardStream plans to expand marketing and sales efforts, scale product and support functions with the intention of increasing revenues and becoming profitable. The SaaS approach coupled with the development of segmented product lines results in faster sales cycles, lower costs of onboarding new clients, a higher mix of recurring revenue, and ultimately higher margins.

The Spark Refer-a-Friend Program

RewardStream offers the Spark System referral marketing platform and services to enable companies to increase advocacy in customers, employees and partners through referral incentive programs. RewardStream helps businesses grow their revenues by facilitating, tracking and rewarding referrals from existing customers that acquire new customers through the blend of marketing insight and proprietary software.

The Spark System offers a combination of software, promotion and management tools for marketers to incorporate digital, mobile, and word-of-mouth referrals into their customer acquisition and brand awareness mix. The Spark System functions to offer organizations the ability to create referral marketing programs through incentives that increase customer advocacy, new customer acquisition and brand awareness. The Spark System was developed for professionals in Sales, Marketing and Customer Care. Loyalty, reward, incentive and engagement managers are among some of the key job roles targeted by RewardStream.

The Spark System is distributed as a SaaS-based service. RewardStream offers a consultative implementation approach, onboarding training for program use and the administrative dashboard. RewardStream also offers a dedicated account manager and data analyst team to provide analysis, benchmarking and program performance for Enterprise clients, and a growing set of self-service tools for midsized clients.

Integrations for the Spark System range from lightweight app to deep custom integration with Enterprise systems for security and compliance purposes.

Key Features of the Spark System

In management’s view, the following sets forth the key features of the Spark System:

•	Offers a fully-functioning referral management platform.
•	Includes social engagement tools for Facebook, Twitter and LinkedIn and other social channels with metrics for tracking engagement.
•	Facilitates an email marketing program with built-in templates and drip system functionality.
•	Offers voice referral capability, promotion management tools and a full-range of account management services.
•	Provides a wide range of reward options (coupons, gift certificates, credits, rebates, points, merchandise, retail gift cards & VISA reward cards).
•	Enables Enterprise integration with back-end customer call tracking systems.
•
Includes at-a-glance monitoring of core program metrics, such as visitor stats (via Google Analytics integration), registered members, referral impressions, referral actions, referrals by channel, referral responses and conversions.

•	Is a “closed-loop” referral program that identifies the customer making the referral, who they refer via what channel, who responds and ultimately, who makes a purchase.
•	Assigns domain experts to each account in order to create programs and perform regular performance reviews after implementation.

Allocates dedicated account managers to each account to execute quarterly reviews of data and analytics.

Product Development of the Spark System

Since 2012, RewardStream has focused its resources on the development and implementation of the Spark System. As of the date of this registration statement, RewardStream has developed the Spark System and the system is currently used by a number of different industries.

RewardStream is constantly improving the Spark System. RewardStream is focusing on improving email messaging templates for more compelling calls-to-action, offering more flexibility in program structure for customization and developing a more streamlined workflow, specifically for the customer referral process. In addition, RewardStream continues to build out integrations into adjacent marketing platforms to further segment the Spark System product to address the needs of midsized and smaller clients.

Market for Products Market Segment and Geographic Areas

RewardStream is targeting the direct response digital marketing market . The principal market for the Spark System includes, but is not limited to:

Financial Institutions (North America and UK)

•	Credit Unions,
•	Banks, Insurance,
•	Credit Card Issuers,
•	Prepaid Card and Mobile Wallet Providers.

Telecommunications (North America, UK and Australia)

•	Wireless,
•	Broadband,
•	Cable,
•	Security

Ecommerce (North America, UK, Europe and Australia)

•	Retail and E-Tail,
•	Consumer Packaged Goods, and
•	Health and Wellness.

Revenue of RewardStream Solutions by geographical region:

	September 30, 2015 ($)	September 30, 2014 ($)	September 30, 2013 ($)

United States	1,360,579	1,449,113	3,542,333
Canada	297,872	410,577	311,203
Asia	-	-	53,382

Market Acceptance

RewardStream’s management believes that there is market acceptance for RewardStream’s products. RewardStream has provided its referral marketing services to companies such as a major U.S. mobile phone company, Virgin Mobile, Boost Mobile, TELUS (Koodo Mobile), Rogers Wireless, and First West Financial Services.

RewardStream believes that the market acceptance of the product will continue due to the technical barriers to establishing an efficient cost effective referral system in house, the challenge of maintaining connections to critical referral channels that have constantly changing programming interfaces (i.e. Facebook, Twitter, etc.), as well as the difficulty in having in-house built systems provide the deep analytics required to run an effective program.

Obsolescence

Given the Spark System is based on SaaS, a competitor could develop a product that would render the Spark System obsolete. There can be no assurance that such obsolescence will not occur, which will have a material adverse impact on RewardStream’s operations.

Marketing Plan and Strategies

RewardStream plans to increase its investment in direct and indirect sales. RewardStream will be expanding its client base through individual sales meetings and client referrals. RewardStream recognizes the need to create customer awareness and some of the promotion components that RewardStream is planning to implement are Interactive/ Internet Marketing, advertising, sales promotion, direct selling and public relations.

Competition

RewardStream’s key competitors are the following:

1.
Extole: Founded in 2010, Extole provides a SaaS referral marketing software platform for enterprise clients, primarily in the retail and ecommerce space. Extole has raised approximately $50 million in venture capital to date. The Extole platform has a range of capabilities for user segmentation, program design, analytics and fraud detection. Extole’s platform also has direct application programming interface (API) integration, thus allowing their software to integrate with their customers’ websites or other software applications.

2.
Amplifinity: Amplifinity was founded in 2010 and has developed an enterprise referral marketing solution. The Amplifinity platform provides a horizontal set of features for a range of different customer types, and includes program design templates, analytics, content management options and promotional capabilities.

3.
Ambassador: Based in Detroit, Ambassador was founded in 2011. Like other solutions, Ambassador has fundamental program design, analytics, content management and referral channels. Ambassador also provides a set of integrations into existing services such as Hubspot and Zapier.

4.
Referral Candy: Based out of Singapore, Referral Candy provides a basic, email based referral platform for small businesses. The solution utilizes website code snippets for simple integration, and has limited options for configuration of program rules and rewards.

5.
Referral Saasquatch: Based in Victoria, British Columbia, Referral Saasquatch’s product is a referral marketing solution primarily for small to medium sized businesses. Their platform is designed to integrate into an existing website, and is compatible with a number of existing recurring billing software systems to provide basic referrals.

Compliance with Government Regulation

RewardStream is also subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm RewardStream’s business. These may involve user privacy, libel, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. In particular, RewardStream is subject to laws regarding privacy and protection of user data. In addition, the application and interpretation of these laws and regulations is often uncertain, particularly in the new and rapidly-evolving industry in which they operate.

Research and Development Expenditures

In fiscal year 2013, RewardStream Solutions spent $750,711 on research and development activities. Research and development activities in this year focused on continuing to support the loyalty and source code business segments and develop the Spark product.

In fiscal year 2014, RewardStream Solutions spent $628,762 on research and development. While there was continued development activities that focused on improving the loyalty product and supporting the source code business segment, more resources were shifted to further developing the Spark product.

In fiscal year 2015, RewardStream Solutions spent $448,772. The majority of research and development expenditures were on the further development of the Spark product including developing a scaled-down, non-enterprise version of Spark.

Employees

As of August 19, 2016, we had 16 employees.

Seasonality

Sales of the Spark System are not subject to seasonality fluctuations.

Changes to Contracts

RewardStream has contracts with its key customers. These contracts give the customers the right to terminate on notice. One if its major customers, a major U.S. mobile phone company has the right to terminate services on 90 days’ notice. Other customers have the option to terminate, for example, up to 90 days prior to the anniversary date of the contract otherwise the contract will be considered to have renewed for an additional year. The loss of one or more customers, particularly a major customer, may have a detrimental impact on the ability of RewardStream to continue its operations. RewardStream also has contracts with key suppliers. For example, Tenzing Managed IT Services hosts RewardStream’s server infrastructure and QlikView provides business intelligence services to RewardStream. Tenzing has the right to terminate their service agreement with RewardStream on 120 days’ notice prior to the renewal date. QlikView may terminate their agreement for convenience on 60 days’ notice. If either of these suppliers were to terminate their agreement, RewardStream would need to find an alternative supplier; the delay of which could impact its ability to provide service to its customers.

Foreign Operations

RewardStream conducts its operations from Canada. RewardStream anticipates conducting its operations and offering its products and services in foreign jurisdictions and as such may be exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction

C. Organizational Structure

We do not currently have any subsidiaries.

D.  Property, Plants and Equipment

Our company’s head office is located in an office space in Vancouver, British Columbia, Canada, provided by an unrelated third party at a rate of $21,438 per month, on a month to month basis pursuant to a lease.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

RewardStream has not obtained any patents, patents applications or trademarks in connection with the Spark System. Although RewardStream plans to patent its Spark System, it has no plans to do so in the immediate future. In the meantime RewardStream protects its intellectual property primarily through a combination of trade secrets and copyright. See also “Risk Factors”.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for RewardStream Solutions for the three and nine month periods ended June 30, 2016, and for the fiscal years ended September 30, 2015, 2014 and 2013, should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”). Our financial statements for the three and nine month periods ended June 30, 2016 and for the fiscal years ended September 30, 2015,2014 and 2013 were prepared in accordance with IFRS as issued by the IASB.

A. Operating Results

Three Month Period Ended June 30, 2016 compared to the Three Month Period Ended June 30, 2015

For the three months ended June 30, 2016, RewardStream Solutions reported revenues of $424,498 compared to revenues of $427,542 for the same period of the prior fiscal year.  For the three months ended June 30, 2016, the cost of sales amounted to $164,089 resulting in gross profit of $260,409 compared to cost of sales of $188,497 resulting in gross profit of $239,045 for the same period of the prior fiscal year.

For the three months ended June 30, 2016, RewardStream Solutions reported a net and comprehensive loss of $830,598 compared to a net and comprehensive loss $228,875 for the same period of the prior fiscal year. Expenses during the three months ended June 30, 2016 included general and administrative expenses of $396,411 (2015 - $297,412), sales and marketing expenses of $108,864 (2015 - $145,164), research and development, net of investment tax credits, of $104,050 (2015 - $6,286), share-based compensation of $479,355 (2015 - $14,069) and depreciation of $2,323 (2015 - $2,915). Operating expenses were less during the three months ended June 30, 2015 due to less share-based compensation, research and development expenses, net of investment tax credits and general and administrative expenses.

Nine Month Period Ended June 30, 2016 compared to the Nine Month Period Ended June 30, 2015

For the nine months ended June 30, 2016, RewardStream Solutions reported revenues of $1,266,467 compared to revenues of $1,288,215 for the same period of the prior fiscal year.   Revenue declined due to the decline in the loyalty and source code business segments. This relates to RewardStream’s decision to shift its business focus away from a one-time sale (source code) and professional services (loyalty) model to a scalable recurring, SaaS model (referral or Spark).  Please see Item 4. B. Business Overview above. For the nine months ended June 30, 2016, the cost of sales amounted to $527,303 resulting in gross profit of $739,164 compared to cost of sales of $550,898 resulting in gross profit of $737,317 for the same period of the prior fiscal year.

For the nine months ended June 30, 2016, RewardStream Solutions reported a net and comprehensive loss of $1,881,269 compared to a net and comprehensive loss of $740,244 for the same period of the prior fiscal year. Expenses during the nine months ended June 30, 2016 included general and administrative expenses of $1,045,903 (2015 - $972,101), sales and marketing expenses of $368,429 (2015 - $412,046), research and development, net of investment tax credits, of $132,604 (2015 - $31,966), share-based compensation of $1,069,952 (2015 - $165,378) and depreciation of $6,969 (2015 - $8,748). Operating expenses were greater during the nine months ended June 30, 2016, due to additional costs incurred in share-based compensation, research and development expenses, net of investment tax credits and general and administrative expenses.

Year Ended September 30, 2015 compared to Year Ended September 30, 2014

For the year ended September 30, 2015, RewardStream Solutions reported revenues of $1,658,451 compared to revenues of $1,859,690 for the same period of the prior fiscal year.   Revenue declined due to the decline in the loyalty and source coded business segments. This relates to RewardStream’s decision to shift its business focus away from a one-time sale (source code) and professional services (loyalty) model to a scalable recurring, SaaS model (referral or Spark).  Please see Item 4. B. Business Overview above. For the year ended September 30, 2015, the cost of sales amounted to $708,259 resulting in gross profit of $950,192 compared to cost of sales of $1,058,793 resulting in gross profit of $800,897 for the same period of the prior fiscal year.

For the year ended September 30, 2015, RewardStream Solutions reported a net and comprehensive loss of $2,843,729 compared to net and comprehensive loss of $995,536 for the prior fiscal year. Expenses included general and administrative expenses of $1,288,243 (2014 - $1,176,326), sales and marketing expenses of $553,341 (2014 - $426,278), research and development, net of investment tax credits, of $45,156 (2014 - $141,567), share-based compensation of $2,019,295 (2014 - $60,498) and depreciation of $12,507 (2014 - $19,894). The expenses were offset by interest income from a write down of equipment $3,945 (2014 – Nil).

Year Ended September 30, 2014 compared to Year Ended September 30, 2013

For the year ended September 30, 2014, RewardStream Solutions reported revenues of $1,859,690 compared to revenues of $3,906,918 for the same period of the prior fiscal year.   In fiscal year 2013, there was a large, one-time sale in the source code business segment. Please see Item 4. B. Business Overview above. For the year ended September 30, 2014, the cost of sales amounted to $1,058,793 resulting in gross profit of $800,897 compared to cost of sales of $1,328,823 resulting in overall net revenue of $2,578,095 for the same period of the prior fiscal year.

During the year ended September 30, 2014, RewardStream Solutions recorded a net loss of $995,536 compared to a net income $375,525 for the year ended September 30, 2013. There was a net loss was in 2014 primarily due to lower revenues. Our expenses by category consisted of: general and administrative expenses of $1,176,326 (2013 – $799,870), research and development, net of investment tax credits of $141,567 (2013 - $397,222), stock-based compensation of $60,498 (2013 - $79,319), sales and marketing expenses of $426,278 (2013 – 907,091) and depreciation of $19,894 (2013 - $24,169).

Interest income earned for the year ended September 30, 2014 was $117 compared to $525 at September 30, 2013.

Liquidity and Capital Resources

Financing of operations has been achieved primarily by equity and debt financing. While we were able to raise financing when needed in the past, there is no guarantee that we can do so in the future.

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. Our liquidity and capital resources are limited. Accordingly, our ability to continue as a going concern is currently dependent on our ability to raise additional capital, obtain financing, meet sales targets, stabilizing revenue sources and realizing positive cash flows from operations. Failure to do so would have an adverse effect on the financial position of our company and its ability to continue as a going concern. These factors raise significant doubt about our company’s ability to continue as a going concern.

Period Ended June 30, 2016

At June 30, 2016, RewardStream Solutions had $603,921 in current assets (September 30, 2015 - $807,211) and $398,641 in accounts payables and accrued liabilities (September 30, 2015 - $211,704) for a working deficit position of $692,904 compared to a working deficit position of $21,119 at September 30, 2015.

Current assets at June 30, 2016 represented by cash was $126,267, investment in tax credits receivable of $302,711, $67,653 as prepaid expenses and deposits and $105,764 in accounts receivable. Current liabilities were comprised of $398,641 in accounts payable and accrued liabilities, $9,365 in deferred revenue, $3,909 in finance lease obligations and $884,910 in loans payable.

At June 30, 2016, we had a share capital balance of $7,766,370 (September 30, 2015 - $6,618,213) and an accumulated deficit of $9,884,958 (September 30, 2015 - $8,003,689).

Years Ended September 30, 2015 and September 30, 2014

At September 30, 2015, we had $807,211 in current assets (2014 - $1,337,914) and $211,704 in accounts payables and accrued liabilities (2014 - $221,926) for a working deficit position of $21,119 compared to a working capital position of $790,232 at September 30, 2014. The decrease in working capital was due to decreases in cash and accounts receivable. Current assets at September 30, 2015 were represented by cash and cash equivalents of $273,472, accounts receivable of $115,145, investment tax credits receivable of $403,616 and prepaid expenses of 14,978. Current liabilities were comprised of $211,704 in accounts payable and accrued liabilities, $85,784 of deferred revenue, $4,666 of finance lease obligations and $526,176 of loans payable.

At September 30, 2015, we had a share capital balance of $6,618,213 (2014 - $4,774,912) and an accumulated deficit of $8,003,689 (2014 - $5,159,960).

Years Ended September 30, 2014 and September 30, 2013

At September 30, 2014, we had $1,337,914 in current assets (September 30, 2013 - $2,127,353) and $221,926 in accounts payables and accrued liabilities (September 30, 2013 - $159,614) for a working capital position of $790,232 compared to a working capital position of $1,747,947 at September 30, 2013. Current assets at September 30, 2014 were represented by cash and cash equivalents of $446,397, accounts receivable of $414,585, investment tax credits receivable of $445,664 and prepaid expenses of $31,268. Current liabilities were comprised of $221,926 in accrued payable and accrued liabilities, $65,865 in deferred revenue, $5,724 in finance lease obligations and $254,167 in a loan payable. At September 30, 2014, we had a share capital balance of $4,774,912 (September 30, 2013 - $4,774,912) and an accumulated deficit of $5,159,960 (September 30, 2013 - $4,164,424).

Our principal uses of funds consist of expenses related to administrative and general expenditures, sales and marketing, and research and development. We intend to generate the necessary capital resources to finance operations primarily through the issuance of equity securities or debt through private placements and the sales of our products.

Although we have been successful in raising funds and funding our company in the past, there is no guarantee that we will be able to do so in the future as outside factors, such as changes in general economic conditions could adversely impact our ability to complete additional equity and/or debt financings. Assuming that we continue to maintain our current level of sales and administrative and general expenditures, we believe that available cash will be adequate to meet the future liquidity needs during the next twelve months.

Investing Activities

We had no investing activities during the nine months ended June 30, 2016. In the nine months ended June 30, 2015, we used $4,623 for investing activities due to an acquisition of equipment.

Total cash from (used in) investing activities during the year ended September 30, 2015 was $Nil compared to $(2,092) at September 30, 2014 (September 30, 2013 ($17,823)).

Financing Activities

During the nine months ended June 30, 2016, RewardStream Solutions received $443,464 from financing activities, which consisted of $20,109 from receipts of cash from exercise of warrants and option exchange, $100,000 from issuance of common stock RewardStream Solutions and $787,093 from loans received offset by a $2,891 repayment of finance lease obligations and $460,874 from repayment of loans payable. During the nine months ended June 30, 2015, RewardStream Solutions received $300,000 from loans received offset by a $1,327 repayment of finance lease obligations and $254,167 repayment of loans payable.

B. Research and Development, Patents and Licenses, etc.

We currently hold no patents or licenses.

C. Trend Information

Other than as disclosed elsewhere in this registration statement and specifically in “Item 4.B. Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

D.  Off Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E.Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of September 30, 2015 relating to long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at September 30, 2015:

		Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

Long-Term Debt Obligations	526,176	526,176	Nil	Nil	Nil
Capital (Finance) Lease Obligations	10,317	4,666	5,651	Nil	Nil
Operating Lease Obligations	277,905	256,565	21,340	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on Our Balance Sheet under IFRS	85,784	85,784	Nil	Nil	Nil
Total	900,182	873,191	26,991	Nil	Nil

F. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the name, office held, age and functions and areas of experience in our company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships

Rob Goehring, Age 42	Chief Executive Officer and Director
Chief Executive Officer of RewardStream Solutions since July 2014, Chief Marketing Officer of Tio Networks, Inc. from April 2012 to July 2014, Co-founder and vice-president product management and marketing of Contigo Systems Inc. from January 2002 to April 2012.

Charles Abel, Age 47	Chief Financial Officer and Corporate Secretary	VP of Finance of RewardStream Solutions since July 2015. VP of Finance for Contigo Systems since October 2008. CFO for 3TL Technologies Corp (TSX: TTM) March 2014 to January 2015.

Ralph Turfus, Age 70	Director and Member of the Audit Committee	Special Partner of Yaletown Venture Partners since June 2009. Director of a number of private technology and software companies.

Rana Vig, Age 53	Director and Member of the Audit Committee	President of Musgrove Minerals Corp; Chief Executive Officer and Chairman of Continental Precious Minerals Inc.

Norman Brewster, Age 69	Director	President & Chief Executive Officer of Cadillac Ventures Inc.

Martin Bernholtz, Age 58	Director and Member of the Audit Committee	Chief Financial Officer Kerbel Group Inc.

Neil Parker, Age 48	VP Product and Marketing
Head of Product for Contractually from February 2014 to June 2015. VP of Product Marketing for Vision Critical from January 2013 to February 2014. VP and General Manager of Contigo Systems from October 2008 to November 2012.

Murray (Buzz) Hemphill, Age 46	VP Sales	VP of Sales of PayByPhone Inc. from January 2005 to March 2013. VP Sales of Class Solutions Inc. from March 1997 to May 2004.

Devin Redlich, Age 42	VP Operations and Service Delivery
VP of Operations of RewardStream Solutions since July 2015. Principal of Devin Redlich Consulting from September 2013 to July 2015. Executive VP of Operations of Tio Networks Corp. from November 2011 to September 2013. Director of Operations of Pardon Services Canada from February 2011 to November 2011. Director of Operations at Contigo Systems from March 2005 to August 2010.

Kevin Campbell, Age 29	Senior Software Architect	Software Developer at RewardStream Solutions since May 2010.

Rob Goehring, Chief Executive Officer and Director

Mr. Goehring, age 42, has served as the Chief Executive Officer of RewardStream Solutions since July 2014. Mr. Goehring is a seasoned technology executive with over 17 years of experience leading early stage, high growth, scalable companies. Mr. Goehring co-founded and served as Vice President Marketing and Product of Contigo Systems Inc. from January 2008 to April 2012. As the cofounder of Contigo Systems Inc., Mr. Goehring led marketing and product strategy for five different product launches. Mr. Goehring was also responsible for establishing RewardStream Solutions B2B channel partnerships where he built out channel marketing programs, tools and training for Contigo’s independent VAR channel.

Mr. Goehring was the Chief Marketing Officer of Tio Networks, Inc. from April 2012 to July 2014. As the Chief Marketing Officer at TIO Networks, Mr. Goehring led the B2B teams for Marketing, Sales and Account Management. He was also responsible for the strategy for TIO's cloud based digital wallet.

Mr. Goehring has a Masters of Business Administration (1997) from Simon Fraser University and a Bachelor of Business Administration (1996) from Simon Fraser University with a focus on Marketing and Management Information Systems.

Mr. Goehring will devote approximately 100% of his time to our company. Mr. Goehring is an employee of our company. Mr. Goehring has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Charles Abel, Chief Financial Officer and Corporate Secretary

Mr. Abel, age 47, has been the VP Finance for RewardStream Solutions since July 2015. Mr. Abel has held senior financial positions in private and public companies for over 15 years. Most recently as the VP of Finance for Contigo Systems (October 2008 – June 2016) he led the financial and operational integration of the acquisition of Nero Global. Mr. Abel has also worked as the CFO for the public companies 3TL Technologies Corp (TSX-V:TTM) and Protox Therapeutics Inc. (TSX-V:PRX) where he assisted in listing both companies on the Exchange and raising public financing. Mr. Abel is a Certified Public Accountant (CPA-CGA) and has earned an MBA from Simon Fraser University.

Mr. Abel will devote approximately 100% of his time to our company. Mr. Abel will be an employee of our company. Mr. Abel has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with us.

Ralph Turfus, Director, Chairman of the Board

Mr. Turfus, age 70, B.A.Sc. M.A.Sc. M.B.A. P.Eng., serves as a Special Limited Partner at Yaletown Venture Partners Inc. since June 2009. Mr. Turfus founded Class Software (originally Escom Software) and served as its Chief Executive Officer for 28 years. He trained as an engineer and also spent seven years in the Canadian Air Force. He also created registration and booking software for municipal parks and recreation departments, clubs, colleges, and schools. Mr. Turfus is a hands-on angel investor and executive mentor, and is active in organizations that promote the region’s technology industry. He serves as the Chairman of Redlen Technologies Inc. He serves as a Director of Navarik Corp. He serves as Member of the Board of Advisors at Vivity Labs, Inc. Most recently, he has served as a Director of Endurance Wind Power, and of Fit Brains. In recognition of his business success and industry contributions he was named the B.C. Technology Industry Association's “Person of the Year” in 2006. Mr. Turfus has spent four decades in the ICT sector.

Mr. Turfus will devote approximately 10% of his time to our company, or such greater amount of time as is necessary to perform the work required in connection with the management of our company. Mr. Turfus will be an independent contractor of our company.

Mr. Turfus has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Rana Vig, Director, Vice Chairman of the Board

Mr. Vig, age 53, was the Chief Executive Officer of Musgrove. He is an entrepreneur with over 29 years of business experience during which time he has been pivotal in launching five business ventures in the private sector. He is the former chair of British Columbia based Open Learning Agency, an active investor, and has served on several public company boards and committees. He is also active in numerous charitable and community organizations acting as chair, director and advisor to many.

Mr. Vig will devote approximately 50% of his time to our company, or such greater amount of time as is necessary to perform the work required in connection with the management of our company. Mr. Vig will be an independent contractor of our company. Mr. Vig has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Norman Brewster, Director

Mr. Brewster, age 69, is a director of Musgrove. He is currently the President, CEO and director of Cadillac Ventures Inc., a TSXV-listed company. In addition, he is a director of Tasca Resources (TSXV) and the Chairman of the board of directors of Black Widow Resources Inc. (TSXV). Mr. Brewster was co-founder and Executive Chairman of Iberian Minerals Corp., during his tenure he was part of the team that acquired, developed, and financed the Aguas Tenidas Cu., Zn., Pb. Deposit in Andalucia Spain to production .The company was subsequently acquired in a market bid by a subsidiary of Trafigura Beheer B.V. During his career Mr. Brewster has served on many public company boards. Mr. Brewster holds a B.Sc. and a B.Ed. from Acadia University. He is also a P. Geo with the Association of Professional Geoscientists of Ontario.

Mr. Brewster will devote approximately 10% of his time to our company, or such greater amount of time as is necessary to perform the work required in connection with the management of our company. Mr. Brewster will be an independent contractor of our company.

Mr. Brewster has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Martin Bernholtz, Director

Mr. Bernholtz, age 58, is a director of Musgrove. He has 30 years of experience in finance and accounting. Since 1987, he has been the Chief Financial Officer of the Kerbel Group, an integrated real estate developer, property owner and constructor, where he has syndicated over 2,000 condominium units. In addition, during the past 25 years, Mr. Bernholtz has served on several public company and private company boards in the capacity as a director, chairman, audit chair, governance chair, compensation committee chair, and as a member and chair of various special committees. Currently he serves on the board of directors of SelectCore Ltd. (chairman) (TSXV), Titan Medical Inc. (director and audit chair) (TSXV) and as a trustee of Centurion Apartment REIT. Mr. Bernholtz's experience spans real estate, bio-technology and resources. He earned his Bachelor of Business Administration from York University in 1981 and became a Chartered Accountant (Ontario) in 1983.

Several years early in Mr. Bernholtz's career his responsibilities, while in practice, focused on business valuation and litigation support.

Mr. Bernholtz will devote approximately 10% of his time to our company, or such greater amount of time as is necessary to perform the work required in connection with the management of our company. Mr. Bernholtz will be an independent contractor of our company.

Mr. Bernholtz has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

The following key employees of our company RewardStream Solutionsare expected to be appointed to similar positions in our company following completion of the Amalgamation.

Neil Parker, VP Product Management and Marketing

Mr. Parker, 48 has been a product management and marketing leader in high tech since the mid-1990s, and has brought successful products to market for BC companies like Glenayre, Infowave, Sierra Wireless, Dyaptive (acquired by JDSU), Contigo Systems, Vision Critical and Contractually. At Infowave Neil was instrumental in the successful launch of one of the world’s first mobile web enterprise solutions and helped grow implementations to thousands of devices worldwide. At Sierra Wireless, Mr. Parker worked alongside the company’s founders to create one of the industry’s first true smartphone devices. Most recently at Contractually, Mr. Parker led the product development and marketing teams to define and launch an industry leading SaaS contract management platform. Mr. Parker has an Arts Degree from Capilano College (1985).

Mr. Parker will devote approximately 100% of his time to our company. Mr. Parker will be an employee of our company. Mr. Parker has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Murray (Buzz) Hemphill, VP Sales

Mr. Hemphill, 46, has been the VP Sale of our company RewardStream Solutionssince October 2014 and was VP Sales for PayByPhone, from January 2005 to March 2013. He was previously VP Sales of Class Software Solutions Ltd. Mr. Hemphill has a Bachelor of Commerce from UBC (1994).

Mr. Hemphill will devote approximately 100% of his time to our company. Mr. Hemphill will be an employee of our company. Mr. Hemphill has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Devin Redlich, VP Operations and Service Delivery

Mr. Redlich, 42, has been the VP Operations and Service Delivery of RewardStream Solutions since July 2015. Mr. Redlich has spent the past 18 years managing and preparing technology based organizations for scalability and growth in IT, Customer Support, Logistics, and Service Delivery. Most recently as Executive Vice President, Operations for TIO Networks (November 2011 to September 2015), Mr. Redlich led a complete re-architecting of a multi-datacenter service delivery environment, oversaw a multi-tiered customer support division including overseas call centers, and managed the operations and logistics of a nationwide network of self-serve bill payment terminals. Mr. Redlich was an independent consultant from September 2013 to July 2015. Mr. Redlich was the Director, Operations for Pardon Services Canada from March 2011 to September 2011. Mr. Redlich holds a Bachelors degree in Computer Science (Networking) (1996) as well as a Masters of Business Administration from the University of British Columbia (2005).

Mr. Redlich will devote approximately 100% of his time to our company. Mr. Redlich will be an employee of our company. Mr. Redlich has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Kevin Campbell, Senior Software Architect

Mr. Campbell, 29 has worked for over 5 years at RewardStream Solutions where he designed, developed, and launched successful loyalty and referral marketing solutions. Mr. Campbell oversaw the design and implementation of RewardStream Solutions’s core platform improvements, websites, social media integrations, and API framework. Prior to RewardStream Solutions, Mr. Campbell worked at CAE and OpenText as a software engineer. Mr. Campbell has a bachelor’s degree in Mathematics & Engineering from Queen’s University (2008).

Mr. Campbell will devote approximately 100% of his time to our company. Mr. Campbell will be an employee of our company. Mr. Campbell has not entered into and does not plan to enter into a non-competition or non-disclosure agreement with our company.

Family Relationships

There are no family relationships among any of our directors and senior management listed above.

B. Compensation

The following table sets forth information about compensation paid to, or earned by, RewardStream Solutions’ Named Executive Officers during the fiscal years ended September 30, 2015, 2014 and 2013:

Name and		Salary	Share-Based Awards	Option-Based Awards(4)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compen- sation	Total Compen- sation
Principal Position	Year	($)	($)	($)	($)		($)	($)(6)	($)
					Annual Incentive Plans(5)	Long-Term Incentive Plans

Ralph Turfus	2015	-	-	6,049	-	-	-	-	6,049
Executive Chairman	2014	-	-	18,148	-	-	-	-	18,148
	2013	-	-	17,650	-	-	-	-	17,650

Rob Goehring	2015	185,000	-	32,704	50,000	-	-	3,460	271,164
CEO	2014	46,250	-	8,153	6,598	-	-	825	61,826
	2013	-	-	-	-	-	-	-	-

James Christensen(1)	2015	45,000	-	12,860	7,500	-	-	-	65,360
Former CEO	2014	175,000	-	16,493	4,000	-	-	24,020	219,513
	2013	117,917	-	22,468	6,500	-	-	51,326	198,211

Peter Oxley(2)	2015	-	-	-	104,000	-	-	-	104,000
Former CEO	2014	-	-	-	-	-	-	1,250	1,250
	2013	153,125	-	-	21,141	-	-	109,222	283,488

Blair Whelan(3)	2015	84,808	-	-	-	-	-	1,137	85,945
Former CTO	2014	135,000	-	-	15,674	-	-	7,677	158,351
	2013	129,375	-	-	13,596	-	-	19,910	162,881

Murray Hemphill	2015	125,000	-	8,275	10,000	-	-	2,204	145,479
VP Sales	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Kevin Campbell	2015	90,000	-	486	6,000	-	-	3,399	99,885
Senior Software Architect	2014	73,333	-	921	1,750	-	-	2,673	78,677
	2013	60,750	-	193	4,302	-	-	2,000	67,245

Devin Redlich	2015	16,125	-	-	-	-	-	736	16,861
VP Operations	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Neil Parker	2015	10,298						3,833	14,131
VP Product Management	2014	-	-	-	-	-	-	-	-
and Marketing	2013	-	-	-	-	-	-	-	-

Charles Abel	2015	11,278							11,278
VP Finance	2014	-	-	-	-	-	-	-	-
	2013	-	-	-	-	-	-	-	-

Notes:

(1)	James Christensen ceased to act as CEO of RewardStream Solutions effective June 30, 2014, but was retained as a consultant until the following fiscal year.
(2)	Peter Oxley ceased to act as CEO of RewardStream Solutions effective August 13, 2013.
(3)	Blair Whelan resigned as CTO of RewardStream Solutions effective June 1, 2015.
(4)
The fair value of Option Based Awards was determined using the Black-Scholes method. The assumptions used in this method are disclosed in the financial statements for the periods ending September 30, 2015, 2014 and 2013 attached as Schedule E to this registration statement. The amounts attributed to each year are based on the amount of options vested in that year multiplied by the fair value of the options granted.

(5)	The amounts in this column were considered earned in the year reported.
(6)
Amounts in this column include, commissions, company paid health care insurance premiums, payments for untaken vacation days and severance payments. For the most recently completed fiscal year, these amounts consisted entirely of company paid health care insurance premiums.

Incentive Plan Awards

RewardStream Solutions established the RewardStream Solutions Option Plan on January 1, 2000 as amended December 7, 2011, March 2, 2012 and May 7, 2014 whereby RewardStream Solutions may grant stock options to officers, directors, employees and consultants. The exercise price of the stock options is determined by the RewardStream Solutions Board (or a committee thereof) and will generally be at least equal to the fair value of the shares at the grant date. Any stock options that do not vest as the result of a grantee leaving RewardStream Solutions are forfeited and the RewardStream Solutions Shares underlying them are returned to the reserve. Stock options granted generally have a maximum term of five years.

The maximum number of options that may be issued under the RewardStream Solutions Option Plan is 4,660,915. As at September 30, 2015, there were 4,028,008 options issued and 632,907 options available for grant. All outstanding options under the RewardStream Solutions Option Plan were cancelled on amalgamation with Musgrove.

The following table sets forth all outstanding share based and option based awards to the Named Executive Officers as at September 30, 2015.

	Option Based Awards				Share Based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)
Rob Goehring,	488,254	0.50	June 30, 2019	31,267	284,926	(2)	-
CEO	325,504	0.50	June 30, 2019	20,845	325,504		-

Ralph Turfus,	50,000	0.40	March 31, 2022	8,202	-		-
Executive Chairman	59,000	0.40	June 30, 2020	9,678	-		-
	60,000	0.40	July 25, 2023	9,842	-		-
	120,000	0.50	January 1, 2019	7,685	-	(3)	-

Kevin Campbell	1,000	0.25	October 1, 2015	314	-		-
Senior Software Architect	9,000	0.40	July 25, 2018	1,476	-		-

Murray Hemphill	125,000	0.50	October 5, 2019	8,005	84,018	(4)	-
VP Sales

Devin Redlich	-	-	-	-	-		-
VP Operations

Neil Parker	-	-	-	-	-		-
VP Product Management and Marketing

Charles Abel	-	-	-	-	-		-
VP Finance

(1)
On October 6, 2015, RewardStream Solutions received a valuation report that estimated its value between $5,700,000 and $6,300,000. To estimate whether these options were ‘in-the-money’, RewardStream Solutions has used the mid-point of this valuation estimate divided by the 10,637,577 shares outstanding at September 30, 2015.

(2)	During the year ended September 30, 2015, 162,751 of these options vested.
(3)	During the year ended September 30, 2015, 30,000 of these options vested.
(4)	During the year ended September 30, 2015, 40,982 of these options vested.

On September 7, 2016, we granted incentive stock options to directors, officers, advisers, employees and consultants to purchase an aggregate of up to 3,688,333 common shares of our company, exercisable until September 7, 2019, at a price of $0.30 per share, in accordance with our stock option plan.

Pension or Contribution Plan Benefits

As at September 30 2015, RewardStream Solutions had no outstanding pension plan or contribution plan benefits.

Deferred Compensation Plans

As at September 30, 2015, RewardStream Solutions had no deferred compensation plans.

Termination and Change of Control Benefits

RewardStream Solutions may terminate its employment agreement with Mr. Goehring by providing Mr. Goehring with four months of notice and may terminate its employment agreement with Mr. Abel by providing Mr. Abel with three months of notice. Otherwise, RewardStream Solutions has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of RewardStream Solutions or a change in the Named Executive Officer’s responsibilities

Director Compensation

The following table sets forth the compensation paid to RewardStream Solutions’s directors for the fiscal year ended September 30, 2015:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)(1),(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ralph Turfus	-	-	6,049	-	-	-	6,049

David Raffa(3)	-	-	-	-	-	-	-

Notes:

(1)
The fair value of Option Based Awards was determined using the Black-Scholes method. The assumptions used in this method are disclosed in the financial statements for the year ended September 30, 2015. The amounts attributed to each year are based on the amount of options vested in that year multiplied by the fair value of the options granted.

(2)	During the year ended September 30, 2015, 30,000 of these options vested.
(3)	Mr. Raffa resigned as a director of RewardStream Solutions effective October 31, 2014.

Written Management Agreements

RewardStream Solutions entered into an employment agreement with Rob Goehring dated July 1, 2014 whereby RewardStream Solutions agreed to pay Mr. Goehring an initial annual salary of $185,000 in consideration of him serving as Chief Executive Officer of RewardStream Solutions. Mr. Goehring may resign at any time with prior written notice not less than 90 days and RewardStream Solutions may terminate the agreement by providing Mr. Goehring with six months’ notice.

RewardStream Solutions entered into an employment agreement with Charles Abel dated July 20, 2015 whereby RewardStream Solutions agreed to pay Mr. Abel an initial annual salary of $135,000 in consideration of him serving as Vice President of Finance of RewardStream Solutions. Mr. Abel received an increase in his annual salary to $150,000 on completion of the amalgamation with Musgrove and the successful completion of the related financing. We may terminate the agreement by providing three months of notice.

RewardStream Solutions entered into an employment agreement with Neil Parker dated August 26, 2015 whereby RewardStream Solutions agreed to pay Mr. Parker an initial salary of $135,000 in consideration of him serving as Vice President of Product Management and Marketing of RewardStream Solutions. Mr. Parker received an increase in his annual salary to $150,000 on completion of the amalgamation with Musgrove and the successful completion of the related financing. We may terminate the agreement for any reason at any time.

RewardStream Solutions entered into an employment agreement with Buzz Hemphill dated September 25, 2014 whereby RewardStream Solutions agreed to pay Mr. Hemphill an initial salary of $125,000 in consideration of him serving as Vice President of Sales of RewardStream Solutions. We may terminate the agreement for any reason at any time.

RewardStream Solutions entered into an employment agreement with Devin Redlich dated July 6, 2015 whereby RewardStream Solutions agreed to pay Mr. Redlich an initial salary of $135,000 in consideration of him serving as Vice President of Operations of RewardStream Solutions. Mr. Redlich received an increase in his annual salary to $150,000 on completion of the amalgamation with Musgrove and the successful completion of the related financing. We may terminate the agreement for any reason at any time.

RewardStream Solutions entered into an employment agreement with Kevin Campbell dated May 17, 2010 whereby RewardStream Solutions agreed to pay Mr. Campbell an initial salary of $38,000 in consideration of him serving as Junior Programmer of RewardStream Solutions. Effective August 1, 2014, Kevin Campbell was promoted to Senior Software Architect and his salary was increased to $90,000 per year. We may terminate the agreement for any reason at any time.

Stock Option Plan

We have adopted a stock option plan in accordance with the policies of the TSX Venture Exchange. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our company through the issuance of stock options.

Our stock option plan is a “rolling” stock option plan permitting the grant of incentive stock options to purchase up to 10% of our Company’s issued and outstanding common shares.

Our stock option plan has the following terms and conditions:

(a)
Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Stock Option Plan (including all options granted by the Company prior to the adoption of the Stock Option Plan) shall equal 10% of the issued and outstanding shares of the Company from time to time at the date of grant.

(b)
Maximum Term of Options. The term of any options granted under the Stock Option Plan is fixed by the Board and may not exceed three years from the date of grant. The options are non-assignable and non-transferable.

(c)
Exercise Price. The exercise price of options granted under the Stock Option Plan is determined by the Board, provided that it is not less than the price permitted by the TSXV, or, if the shares are no longer listed on the TSXV, then such other exchange or quotation system on which the shares are listed or quoted for trading.

(d)
Amendment. The terms of an option may not be amended once issued under TSXV requirements. If an option is cancelled prior to the expiry date, the Company shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

(e)
Vesting. Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with TSXV requirements.

(f)
Termination. Any options granted pursuant to the Stock Option Plan will terminate on (i) the earliest of the expiration date (ii) the end of the period of time permitted for exercise of the Option (not to be in excess of six months), to be determined by the Board at the time of the grant after the Optionee ceased to be eligible for options for any reasons other than death, disability or cause (iii) the 30th day after the Optonee who is engaged in Investor Relations for the Company ceases to be so employed (iv) the date on which the Optionee ceased to be eligible for options by reason or termination of the Optionee as an employee, consultant or independent contractor of the Company (v) the first anniversary of the date on with the Optioneed ceased to be eligible for options on account of disability (vi) the first anniversary of the date of death of the Optionee.

(g)	Administration. The Stock Option Plan is administered by the Board of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

(h)
Board Discretion. The Stock Option Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with TSXV requirements.

Termination and Change of Control Benefits

Except as previously disclosed, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

RewardStream Solutions has not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the fiscal year ended September 30, 2015.

C.Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

Other than as disclosed herein, we do not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

Other than our audit committee and compensation committee, our company does not have any other committees.

Compensation Committee

The members of our compensation committee are Ralph Turfus, Rana Vig and Martin Bernholtz. All the members of our compensation committee are “independent” as directors are not reasonably expected to interfere with the exercise of a member's independent judgement.  Our compensation committee is responsible for:

•
determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the CEO, or such person acting in capacity of CEO of our company, the directors and management, and for reviewing the recommendations respecting compensation of the other officers of our company, to ensure such arrangements reflect the responsibilities and risks associated with each position.

•
reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO’s compensation level based on this evaluation;

•	making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
•	reviewing executive compensation disclosure before the issuer publicly discloses this information

The compensation committee also periodically reviews the compensation paid to directors, officers, and management based on such factors as: i) recruiting and retaining executives critical to the success of our company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and our company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Compensation committee plans on adopting written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee has been given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Audit Committee

The members of our audit committee are Ralph Turfus, Rana Vig and Martin Bernholtz. As defined in National Instrument 52-110 — Audit Committees, all the members of our audit committee are “independent”. All members are financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of our company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor’s qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	eview the processes to monitor compliance with laws and regulations.

D. Employees

As of August 19, 2016, we had 16 employees.

Our directors and certain contracted individuals play an important role in the running of our company. We do not expect any material changes in the number of employees over the next 12 month period. We do and will continue to outsource contract employment as needed.

We engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

E. Share Ownership

As of October 11 , 2016, our directors and senior management beneficially owned the following common shares and stock options of our company:

	Number of Common Shares Owned And Percent of Total Outstanding CommonShares
Name and Office Held	# of Shares	% of Class(1)	Options Owned(2)

Rob Goehring, Chief Executive Office, &Director	2,585,240	6.7	500,000

Charles Abel, Chief Financial Officer & Corporate Secretary	352,177	0.9	250,000

Ralph Turfus, Director	1,626,432	4.2	340,000

Rana Vig, Director	325,375	0.9	340,000

Norman Brewster, Director	Nil	Nil	83,333

Martin Bernholtz, Director	65,666	0.2	250,000

Neil Parker, VP Product Management and Marketing	344,177	0.9	250,000

Murray (Buzz) Hemphill, VP Sales	352,177	0.9	250,000

Devin Redlich, VP Operations and Service Delivery	352,177	0.9	250,000

Kevin Campbell, Senior Software Architect	196,089	0.5	150,000

Notes:

(1)	Based on 38,657,069 common shares issued and outstanding as at October 11 , 2016.
(2)
On September 7, 2016, we granted incentive stock options to directors, officers, advisers, employees and consultants to purchase an aggregate of up to 3,688,333 common shares of our company, exercisable until September 7, 2019, at a price of $0.30 per share, in accordance with our stock option plan.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, except as follows:

Name of Shareholder	Number of Shares Held	% of Class Held(1)

Rob Goehring(2)	2,585,240	6.7

Notes:

(1)Based on 38,657,069 common shares issued and outstanding as at August 19, 2016.

Recent Changes in Major Shareholder Ownership

To the best of our knowledge, the following transactions constitute the sole significant changes in the percentage ownership held by any major shareholders during the past three years:

Under the Amalgamation on July 28, 2016, shares held by former shareholders of RewardStream Solutions were exchanged for a total of 20,000,004 Shares (on the basis of approximately 1.56 Shares for each RewardStream Solutions share held). This resulted in Rob Goehring holding an aggregate of 2,585,240 common shares in our company which represents approximately 6.7% of all issued and outstanding common shares of our company.

Major Shareholder Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

Residency of Shareholders

As at August 19, 2016, the registrar and transfer agent for our company reported that there were 38,657,069 common shares of our company issued and outstanding. Of these, 37,001,246 were registered to Canadian residents (194 recorded shareholders) and 239,337 were registered to residents of the United States (17 recorded shareholders), and 1,416,486 were registered to non-United States or Canadian residents (17 recorded shareholders).

Control and Control Arrangements

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B. Related Party Transactions

Transactions with Related Persons of Musgrove

On December 1, 2015, Musgove entered into a Services Agreement (the “Services Agreement”) with Rana Vig, the CEO of Musgrove, for $60,000 per annum for 2 years. After the Amalgamation, the Services Agreement was no longer effective.

As at May 31, 2016, $Nil (November 30, 2015 - $42,000) was owing to the Chief Executive Officer of Musgrove and $2,131 (November 30, 2015 - $4,300) was owing to the Chief Financial Officer of Musgrove. The amounts owing to related parties do not bear interest, are unsecured and are due on demand.

Transactions with Related Persons of RewardStream Solutions

Except as disclosed below, RewardStream Solutions has not since its incorporation entered into any transactions with non-arm’s length parties and has not obtained assets or services from: (i) any director, officer or promoter of RewardStream, (ii) a 10% shareholder of RewardStream Solutions, or (iii) an associate or affiliate of the persons referred to in the aforementioned (i) and (ii).

Fiscal Year Ended September 30, 2013

The following non-arm’s length transactions occurred during the fiscal year ended September 30, 2013:

•
RewardStream Solutions granted 320,000 stock options at an exercise price of $0.50 per share to James Christensen, a former CEO. 160,000 of the options vest over three years. The balance vest according to specific milestones.

•
RewardStream Solutions granted 60,000 stock options at an exercise price of $0.40 per share to Ralph Turfus, the Executive Chairman and a shareholder of RewardStream Solutions. These options vested on a monthly basis until fully vested by December 31, 2013.

•	RewardStream Solutions granted 15,000 stock options at an exercise price of $0.50 per share to Cherlene Mun, former Corporate Secretary of RewardStream Solutions. These options vest over 3 years.
•
A son of Blair Whelan, a principal shareholder and former director, was a full-time employee of RewardStream Solutions. The form of consideration consisted of salary, benefits and bonus. Total remuneration received was $63,273.

•
Another son of Blair Whelan was hired as a consultant to RewardStream Solutions during this fiscal year. The form of consideration consisted of fees for service. Total remuneration received was $14,862.

Fiscal Year Ended September 30, 2014

The following non-arm’s length transactions occurred during the fiscal year ended September 30, 2014:

•
RewardStream Solutions granted a total of 813,758 stock options at an exercise price of $0.50 per share to Rob Goehring, the incoming CEO and a director. 488,254 of these options vest on a daily basis over 3 years. The balance of the options vest depending on the achievement of specific milestones.

•
RewardStream Solutions approved the granting of 10,000 stock options per month to Ralph Turfus, Executive Chairman and shareholder, of RewardStream Solutions, for each month served as a fully engaged Executive Chairman, or 5,000 stock options per month for each month served as Chairman but not in a fully engaged executive capacity. In fiscal year 2014, Mr. Turfus received 120,000 options of RewardStream Solutions with an exercise price of $0.50 per share.

•	RewardStream Solutions approved a director’s engagement agreement with David Raffa, a former director of RewardStream Solutions. Per the terms of this agreement, Mr. Raffa was paid $500 per month.
•	A son of Blair Whelan’s was a full-time employee of RewardStream Solutions. The form of consideration consisted of salary, benefits and bonus. Total remuneration received was $69,125.
•
Another son of Blair Whelan’s was hired as a consultant to RewardStream Solutions during this fiscal year. The form of consideration consisted of fees for service. Total remuneration received was $14,862.

Fiscal Year Ended September 30, 2015

The following non-arm’s length transactions occurred during the year ended September 30, 2015.

•	Blair Whelan’s son was a full-time employee of RewardStream Solutions. The form of consideration consisted of salary, benefits and bonus. Total remuneration received was $67,399.
•	RewardStream Solutions issued shares to the following individuals on August 31, 2015:

Name and position	Number of shares of RewardStream Solutions	Consideration ($)

Robert Goehring, CEO	1,400,000	1,400

Ralph Turfus, Chairman	200,000	200

Murray Hemphill, VP Sales	200,000	200

Devin Redlich, VP Operations	200,000	200

Charles Abel, VP Finance	200,000	200

Neil Parker, VP Product Management and Marketing	200,000	200

Kevin Campbell, Senior Software Architect	100,000	100

Subsequent Events

The following non-arm’s length transactions occurred subsequent to September 30, 2015.

•	On December 11, 2015, RewardStream Solutions issued shares to the following individuals in exchange for the cancellation of outstanding options and the payment of $0.001 per share:

Name and position	Number of shares of RewardStream Solutions	Consideration ($)

David Raffa, former director	90,940	91

Peter Oxley, former director and CEO	238,723	239

William Whelan, principal shareholder and former director	68,205	68

•	On December 11, 2015, Ralph Turfus exercised 37,500 warrants and David Raffa exercised 37,500 warrants at a price of $0.1143 for total proceed of $8,572.50
•
On April 18, 2016, RewardStream issued 130,575 warrants to the Ralph and Sharon Turfus Joint Spousal Trust (the “Turfus Trust”) with an exercise price of $0.01 and an expiry date of May 13, 2016. On May 19, 2016 RewardStream issued 130,575 RewardStream shares related to the exercise of these warrants.

•
On May 2, 2016, RewardStream entered into a credit agreement with Turfus Trust. Under the terms of the credit agreement, the Turfus Trust loaned RewardStream $102,093. This loan has an annual interest rate of 15 % and was secured against the assets of RewardStream. The Turfus Trust also received 108,899 RewardStream Warrants with an exercise price of $0.39. The warrants expire on April 29, 2018.

•	On May 18, 2016, the Ralph and Sharon Turfus Joint Spousal Trust purchased 256,410 RewardStream Shares for a price of $0.39 per RewardStream Share.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B - Compensation.

C. Interests of Experts and Counsel

None.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

Our financial statements (included as Item 18 of this registration statement) are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)
audited financial statements for the years ended September 30, 2015 and September 30, 2014, including: statements of financial position, statements of operations and comprehensive loss, statements of cash flows, statements of changes in equity, and notes to financial statements;

(b)
audited financial statements for the years ended September 30, 2014 and September 30, 2013, including: statements of financial position, statements of operations and comprehensive income (loss), statements of cash flows, statements of changes in equity, and notes to financial statements; and

(c)
unaudited condensed interim financial statements for the nine month period ended June 30, 2016, including: condensed interim statements of financial position, condensed interim statements of operations and comprehensive loss, condensed interim statements of cash flows, condensed interim statements of changes in equity, and notes to the condensed interim financial statements.

These financial statements can be found under “Item 18 - Financial Statements” below.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect our financial position or profitability.

There have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to our company or our subsidiaries or has a material interest adverse to our company or our subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B.Significant Changes

Except for the Amalgamation and Private Placement, we are not aware of any significant change that has occurred since June 30, 2016 included in this registration statement and that have not been disclosed elsewhere in this registration statement.

Item 9. The Offer and Listing

A.Offer and Listing Details

No securities are being offered pursuant to this Registration Statement. This registration statement is being filed with the Securities and Exchange Commission for the purpose of allowing our Company to become a reporting company in the United States and to enable our Company develop an organized market in the United States for its common shares. Since no securities are being offered pursuant to this prospectus, no proceeds will be raised and all expenses incurred in connection with the preparation and filing of this prospectus will be paid by the Company.

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of August 19, 2016, we had 38,657,069 Common Shares issued and outstanding. Our common stock is listed on the TSX Venture Exchange (“TSXV”) under the symbol “REW”. Prior to the Amalgamation, Musgrove’s common stock became eligible for trading on the TSXV on September 22, 2000. The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada. Our shares are issued in registered form.

(a)	Set forth below are the annual high and low market prices for our stock for each of Musgrove’s completed financial years (ending November 30) for the five most recent financial years.

	2011(1)	2012(2)	2013	2014(3)	2015(4)

High	$0.29	$0.185	$0.15	$0.28	$0.20
Low	$0.55	$0.03	$0.01	$0.025	$0.04

(1)	On December 17, 2010, Musgrove consolidated its common shares on the basis of eight old common shares for one new common share.
(2)	On April 16, 2012, Musgrove consolidated its outstanding common shares on a five to one basis.
(3)	On March 5, 2014, Musgrove consolidated its outstanding shares on a five to one basis.
(4)	On June 15, 2015, Musgrove consolidated its common shares on a three to one basis.

These numbers represent the annual high and low market prices for our stock as quoted on the TSXV.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

Year 2015

Quarter	February	May	August(1)	November

High	$0.10	$0.055	$0.20	$0.10
Low	$0.45	$0.045	$0.045	$0.04

(1)	On June 15, 2015, Musgrove consolidated its common shares on a three to one basis.

Year 2014

Quarter	February	May(1)	August	November

High	$0.045	$0.28	$0.235	$0.135
Low	$0.025	$0.02	$0.12	$0.06

(1)	On March 5, 2014, Musgrove consolidated its outstanding shares on a five to one basis.

Year 2013

Quarter	February	May	August	November

High	$0.15	$0.07	$0.035	$0.045
Low	$0.075	$0.035	$0.025	$0.02

(c)	Set forth below are the high and low market prices for each of the six most recent completed months of the year 2016:

Month	February	March	April		May		June(2)		July

High	$0.325	$0.28	$0.12	(1)		(1)		(1)		(1)
Low	$0.07	$0.115	$0.11	(1)		(1)		(1)		(1)

(1)	Halted on April 14, 2016 and resumed trading on August 4, 2016 in connection with the Amalgamation.
(2)	On June 15, 2015, Musgrove consolidated its common shares on a three to one basis.

None of the securities of RewardStream Solutions were listed on any stock exchange or traded on any market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Shares are publicly traded on the TSXV under the symbol “REW” and Frankfurt Stock Exchange under the symbol “JL4M”. Our common stock is not now listed or quoted on any other securities exchange or electronic quotation service in the United States or abroad. There is currently no market for our common stock in the United States. Following the effective date of this registration statement our management intends to seek the quotation of our common stock on the OTCQB inter-dealer quotation service operated by OTC Markets Group. To achieve the quotation of our common stock on the OTCQB a market maker must file a Form 15c211 on our behalf with FINRA, and we must successfully complete an application and a management certification procedure with OTC Markets Group. We have engaged in preliminary discussions with a FINRA Market Maker to file our application on Form 15c-211with FINRA on our behalf but, as of the date of this registration statement, no filing has been made. There is no guarantee that any such filing will be made or, if made, approved by FINRA.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value. As of August 19, 2016, we had 38,657,069 Common Shares issued and outstanding.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at August 19, 2016, there were 38,657,069 common shares issued and outstanding.

The holders of the common shares are entitled to one vote for each common share held on all matters to be voted on by such holders. The holders of common shares are entitled to receive, pro rata, the remaining property of our company on a liquidation, dissolution or winding-up of our company. There are no pre-emptive rights or redemption rights attached to the Common Shares.

Warrants

There are currently 4,660,925 warrants outstanding:

•	63,673 of these warrants are exercisable at $0.63 into one common share of our company until March 4, 2018;
•	169,882 of these warrants are exercisable at $0.25 into one common share of our company until May 2, 2018;
•	370,370 of these warrants exercisable at $0.72 into one common share of our company until August 18, 2017; and
•	4,057,000 of these warrants exercisable at $0.50 into one common share of our company until the date that is two years from closing of the Private Placement.

Stock Options

On September 7, 2016, we granted incentive stock options to directors, officers, advisers, employees and consultants to purchase an aggregate of up to 3,688,333 common shares of our company, exercisable until September 7, 2019, at a price of $0.30 per share, in accordance with our stock option plan.

Issuance of Common Shares

We have financed our operations through, among other things, funds raised in private placements of common shares and proceeds from shares issued upon exercise of stock options and share purchase warrants.

Since the last three years of our company, 38,657,069 common shares have been issued as follows:

Date	Number of Shares	Issue Price PerShare	Aggregate IssuePrice		Consideration Received/Paid

August 9, 2016	869,954	$0.25	$0.25		Conversion of Manado Note #1
July 28, 2016	400,000	$0.25	$0.25		To allow conversion of Manado Note #1
July 28, 2016	1, 285 ,452	$0.25	$0.25		Conversion of Manado Note #2
July 28, 2016	950,000	$0.25	$0.25		Finder’s Fees
July 28, 2016	15,151,659	NA	$0.25	(1)	Amalgamation
July 28, 2016	20,000,004	NA	$0.25	(1)	Amalgamation

(1)	The transactional value of the Amalgamation.

Resolutions/Authorizations/Approvals

Not Applicable.

B. Memorandum and Articles of Association

Incorporation

We were amalgamated under the British Columbia Business Corporations Act (“BCBCA”). Our British Columbia amalgamation number is BC1084297.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See “Share Capital” above for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor our Articles limit the right of a non-resident to hold or vote common shares of the company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the

Investment Act if it were an investment to acquire direct control of the company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be C$344 million for the year 2013. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the company for purposes of the Investment Act if he or she acquired a majority of the common shares of the company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the company, unless it could be established that the company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
•
an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C. Material Contracts

There are no other contracts, other than those disclosed below and those entered into in the ordinary course of business, that are material to our company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this registration statement.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E. Taxation

Neither Forooghian & Company Law Corporation nor W.L. Macdonald Law Corporation accepts responsibility for the preparation of the following disclosure or expresses any opinion on tax matters.

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm’s length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain material United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complexlimitations on the tax credit are fact specific and holders and prospective holders of our common shares should consulttheir own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non-resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat U.S. as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before November 30, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCQB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

RewardStream Solutions believes that they were not a PFIC for the year ending September 30, 2015 and do not expect to be classified as a PFIC for the year ending September 30, 2016. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending September 30, 2016 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

F. Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G. Statements by Experts

The financial statements of RewardStream Solutions for the years ended September 30, 2015, 2014 and 2013 included in this registration statement have been audited by Smythe LLP, Chartered Professional Accountants, with a business address at 7th Floor 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing. Smythe LLP is independent of RewardStream Solutions Inc., in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

H. Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1024, Washington, DC, 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this registration statement may be viewed at the offices of W.L. Macdonald Law Corporation, 409-221 West Esplanade, North Vancouver, British Columbia, V7M 3J4, during normal business hours.

I. Subsidiary Information

Our company does not have any subsidiaries.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. Our company classifies its financial instruments as follows: cash and short-term investments are classified as a financial asset at FVTPL, other receivables are classified as loans and receivables, and accounts payable is classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

Our company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Our cash is held at a large Canadian financial institution in interest-bearing accounts. Our amounts receivable consist of amounts from large customers.  As at September 30, 2015, accounts receivable from four customers comprise 63% (2014 - 89%) of the total accounts receivable balance, and, therefore, we are subject to risk due to the potential of one of these major customers not paying their balance.

We do not anticipate any default as it transacts with creditworthy customers, and management does not expect any losses from non-performance by these customers. As such, a provision for doubtful accounts has not been recorded at September 30, 2015 and 2014.

Liquidity Risk

Liquidity risk is the risk that we will be unable to meet its financial obligations as they fall due. Our objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days. We use cash to settle its financial obligations as they fall due. The ability to do this relies on us collecting its accounts receivable in a timely manner and by maintaining sufficient cash on hand through working capital management.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our company is not exposed to significant interest rate risk due to the short term to maturity of its financial instruments. Our company had no interest rate swap or financial contracts in place as at September 30, 2015 and 2014. Interest rate risk is minimal as loans have a fixed interest rate.

Foreign currency risk

Our company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by our company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”)). As at June 30, 2016, our company had monetary assets of $147,267 (September 30, 2015 - $95,839) and monetary liabilities of $25,955 (September 30, 2015 - $4,802) denominated in USD. For the period ended June 30, 2016, our company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 8% will increase or decrease net loss by approximately $10,000 (September 30, 2015 - $9,000). There will be no impact on other comprehensive loss. Our company has not entered into any foreign currency contracts to mitigate this risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

A. Audit Committee Financial Expert

Not applicable.

B. Code of Ethics

Our company has not adopted a Code of Ethics given its current stage of development. As our company grows, we may adopt a Code of Ethics in the future.

C. Principal Accountant Fees and Services

Not applicable.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 17. Financial Statements

Not Applicable. See “Item 18 - Financial Statements”.

Item 18. Financial Statements

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)
unaudited condensed interim financial statements for the nine month period ended June 30, 2016, including: condensed interim statements of financial position, condensed interim statements of operations and comprehensive loss, condensed interim statements of cash flows, condensed interim statements of changes in equity, and notes to the condensed interim financial statements;

(b)
audited financial statements for the years ended September 30, 2015 and September 30, 2014, including: statements of financial position, statements of operations and comprehensive income (loss), statements of cash flows, statements of changes in equity, and notes to financial statements; and

(b)
audited financial statements for the years ended September 30, 2014 and September 30, 2013, including: statements of financial position, statements of operations and comprehensive income (loss), statements of cash flows, statements of changes in equity, and notes to financial statements.

REWARDSTREAM SOLUTIONS INC.

(FORMERLY REWARDSTREAM INC.)

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
EXPRESSED IN CANADIAN DOLLARS
(UNAUDITED)

As at	June 30, 2016 (unaudited)	September 30, 2015 (audited)

ASSETS (note 8 and 16)

CURRENT ASSETS
Cash	$126,267	$273,472
Accounts receivable (note 12)	105,764	115,145
Investment tax credits receivable (notes 8 and 11)	302,711	403,616
Work in progress	1,526	-
Prepaid expenses and deposits	67,653	14,978
	603,921	807,211
DEPOSITS	18,720	18,665
EQUIPMENT (note 6)	27,132	34,101

	$649,773	$859,977

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 12)	$398,641	$211,704
Deferred revenue	9,365	85,784
Current portion of finance lease obligations (note 7)	3,909	4,666
Loans payable (notes 8 and 12)	884,910	526,176
	1,296,825	828,330

FINANCE LEASE OBLIGATIONS (note 7)	3,516	5,651

	1,300,341	833,981

EQUITY (DEFICIENCY)

SHARE CAPITAL (note 9)	7,766,370	6,618,213
SHARE-BASED COMPENSATION RESERVE (note 9)	1,453,377	1,411,472
WARRANT RESERVE (note 9)	14,643	-
DEFICIT	(9,884,958)	(8,003,689)
	(650,568)	25,996

	$649,773	$859,977

On behalf of the Board:
"Ralph Turfus" (signed)	"Rob Goehring" (signed)
Mr. Ralph Turfus, Director	Mr. Rob Goehring, Director

The accompanying notes are an integral part of these condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
CONDENSED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
EXPRESSED IN CANADIAN DOLLARS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30
(UNAUDITED)

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015

REVENUE (note 15)	$424,498	$427,542	$1,266,467	$1,288,215
COST OF SALES (note 15)	164,089	188,497	527,303	550,898

	260,409	239,045	739,164	737,317
EXPENSES
Sales and marketing (note 10)	108,864	145,164	368,429	412,046
General and administrative (notes 8, 10, and 14)	396,411	297,412	1,045,903	972,101
Research and development, net of investment tax credits (notes 10 and 11)	104,050	6,286	132,604	31,966
Share-based compensation (notes 9 and 10)	479,355	14,069	1,069,952	165,378
Depreciation (note 6)	2,323	2,915	6,969	8,748
	1,091,003	465,846	2,623,857	1,590,239

LOSS FROM OPERATIONS	(830,594)	(226,801)	(1,884,693)	(852,922)

OTHER INCOME
Foreign exchange gain	(4)	(2,074)	3,424	112,678

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(830,598)	$(228,875)	$(1,881,269)	$(740,244)

LOSS PER SHARE, BASIC AND DILUTED	$(0.07)	$(0.03)	$(0.15)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,107,100	8,137,577	12,260,813	8,137,577

The accompanying notes are an integral part of these condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
EXPRESSED IN CANADIAN DOLLARS
(UNAUDITED)

	SHARE CAPITAL		RESERVES
	Number of Shares	Amount	Share-Based Compensation Reserve	Warrant Reserve	Deficit	Total Equity

Balance at September 30, 2014	8,137,577	$4,774,912	$1,232,978	$-	$(5,159,960)	$847,930
Share-based compensation	-	-	165,378	-	-	165,378
Net loss for the period	-	-	-	-	(740,244)	(740,244)
Balance at June 30, 2015	8,137,577	$4,774,912	$1,398,356	$-	$(5,900,204)	$273,064

Balance at September 30, 2015	10,637,577	$6,618,213	$1,411,472	$-	$(8,003,689)	$25,996
Issuance of common shares	256,410	100,000	-	-	-	100,000
Exchange of options for common shares	767,286	565,720	-	-	-	565,720
Issuance of warrants with loans	-	-	-	14,643	-	14,643
Issuance of warrants	-	-	466,603	-	-	466,603
Exercise of warrants	1,151,962	482,437	(463,094)	-	-	19,343
Share-based compensation	-	-	38,396	-	-	38,396
Net loss for the period	-	-	-	-	(1,881,269)	(1,881,269)
Balance at June 30, 2016	12,813,235	$7,766,370	$1,453,377	$14,643	$(9,884,958)	$(650,568)

The accompanying notes are an integral part of these condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30
(UNAUDITED)

	2016	2015

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(1,881,269)	$(740,244)
Items not involving cash:
Depreciation	6,969	8,748
Interest expense	47,131	10,083
Share-based compensation	1,069,952	165,378
Changes in non-cash working capital items:
Accounts receivable	9,381	278,020
Investment tax credits receivable	100,905	159,942
Prepaid expenses and deposits	(52,730)	7,753
Work in progress	(1,526)	-
Accounts payable and accrued liabilities	186,937	(31,458)
Deferred revenue	(76,419)	(55,158)

	(590,669)	(196,936)
FINANCING ACTIVITIES
Receipt of cash from exercise of warrants and option exchange	20,109	-
Repayment of finance lease obligations	(2,891)	(1,327)
Issuance of common shares	100,000	-
Loans received	787,093	300,000
Repayment of loans payable	(460,847)	(254,167)

	443,464	44,506
INVESTING ACTIVITY
Acquisition of equipment	-	(4,623)

DECREASE IN CASH DURING THE PERIOD	(147,205)	(157,053)
CASH, BEGINNING OF PERIOD	273,472	446,397

CASH, END OF PERIOD	$126,267	$289,344

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid – finance lease obligations	$690	$173
Interest paid – loans payable	$14,644	$4,167

The accompanying notes are an integral part of these condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

RewardStream Solutions Inc. (formerly RewardStream Inc.) (the “Company”) is a provider of Software as a Service (“SaaS”) marketing technology that powers loyalty marketing programs, referral programs and source code licensing programs. The Company’s clients subscribe either to the Company’s proprietary Lifecycle Marketing Platform (“LMP”) or its Spark™ product to operate marketing programs that acquire, engage, optimize and retain customers and sales channels.

The Company was incorporated under the laws of British Columbia on March 23, 1999 and continued under the Canada Business Corporations Act on December 22, 1999. The Company was subsequently continued under the laws of British Columbia on October 21, 2015. The head office and records are located at 250 - 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7.

These condensed interim financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company realized a net loss of $1,881,269 for the nine month period ended June 30, 2016 (June 30, 2015 - $740,244). As at June 30, 2016, the Company had an accumulated deficit of $9,884,958 (September 30, 2015 - $8,003,689). In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to complete the transaction with Musgrove Minerals Ltd. and the associated financing (note 2), raise additional capital, obtain financing, meet sales targets, stabilizing revenue sources and realizing positive cash flows from operations. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors raise significant doubt about the Company’s ability to continue as a going concern.

These condensed interim financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	AMALGAMATION AGREEMENTS

On November 10, 2015, the shareholders of the Company approved an amalgamation with Manado Gold Corp. (“Manado”), a publicly traded company on the TSX Venture Exchange (the “Exchange”), to form a single amalgamated company (the “Manado Amalgamation”). The Manado Amalgamation was subject to a number of terms including Manado to completing a $600,000 private placement (the “Initial Private Placement”) by issuing 12,000,000 units of Manado at a price of $0.05 per unit, with each unit consisting of one common share and one common share purchase warrant of Manado exercisable at $0.075 per share for a period of two years from the date of issuance. Manado completed the Initial Private Placement on November 9, 2015.

In addition, Manado was to raise a minimum of $1,500,000 by issuing 21,428,572 units of Manado at $0.07 per unit concurrent with the Manado Amalgamation (the “Concurrent Private Placement”). Each unit consisted of one common share and one-half common share purchase warrant of Manado exercisable at $0.10 per warrant for a period of two years from the date of issuance.

On April 8, 2016, the Company terminated the Manado Amalgamation as Manado had not completed the Concurrent Private Placement.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

2.	AMALGAMATION AGREEMENTS (Continued)

On May 30, 2016, the Company signed an Amalgamation Agreement (the “Agreement”) with Musgrove Minerals Corp. (“Musgrove”) a publicly traded company on the Exchange, to form a single amalgamated company (the “Amalgamation”), RewardStream Solutions Inc. (“Solutions”). Musgrove was incorporated under the laws of British Columbia and its principal activity is the acquisition and exploration of mineral properties in the USA and Mexico. Under the terms of the Agreement, the Company’s shareholders will receive 20,000,000 common shares of Solutions for the outstanding common shares of the Company, and Musgrove’s shareholders will receive one common share of Solutions for every two common shares of Musgrove (the “Consolidation”). The Company’s warrant holders will receive 1.56 share purchase warrant of Solutions for each share purchase warrant of the Company. The warrant holders of Musgrove will receive 1 share purchase warrant of Solutions for every two warrants of Musgrove. Upon completion of the Amalgamation, the Company will be the continuing entity and the shareholders of the Company will control approximately 59% of Solutions.

The completion of the Amalgamation is subject to a number of conditions, including:

a)	Sale or other disposition by Musgrove of its mineral properties.

b)
Completion of a part and parcel private placement (the “Private Placement”) consisting of between 12,000,000 and 16,000,000 units of Musgrove at a price of $0.125 per unit (on a pre-Consolidation basis) (the “Units”) for gross proceeds of between $1,500,000 and $2,000,000. Each Unit will consist of one common share and one-half of one common share purchase warrant of Musgrove. Each full warrant will be exercisable at a price of $0.25 per share (on a pre-Consolidation basis) for a period of two years from the date of issuance. All securities issuable pursuant to the Private Placement will be subject to a four-month hold period from the date of issuance. The warrants will be subject to an accelerated expiry if the 10 trailing-day volume weighted average price of the Musgrove shares on the Exchange exceeds $0.375 (on a pre-Consolidation basis). Musgrove will pay commissions or finders’ fees of up to 10% of the gross proceeds.

c)	Termination of all the Company and Musgrove outstanding stock options.

d)
The entry by the Company shareholders into such escrow agreements as may be required by the Exchange and the entry of the Company shareholders who are not required to be escrowed into pooling agreements providing for releases of shares over a one-year period.

e)	Subject to Exchange approval, the advance of at least $100,000 by way of secured loans to the Company from Musgrove.

f)	Regulatory approvals, including the Exchange, and approval by the shareholders of Musgrove and the Company.

g)	The payment by Musgrove of all amounts owed to Musgrove directors and officers.

h)	Musgrove will pay a finder’s fee consisting of $35,000 cash and 950,000 common shares of Solutions.

On April 26, 2016, the Company entered into a loan agreement with Musgrove (see note 8).

On June 13, 2016, the shareholders of the Company approved the Amalgamation.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

3.	BASIS OF PRESENTATION

a)           Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The notes presented in these condensed interim financial statements include only significant events and transactions occurring since our last fiscal year-end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements. Accordingly, these condensed interim financial statements should be read in conjunction with our most recent annual audited financial statements for the year ended September 30, 2015.

b)           Approval of the condensed interim financial statements

These condensed interim financial statements were approved and authorized for issue by the Board of Directors on August 29, 2016.

c)           Basis of measurement

These condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

4.	SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies have been applied on a basis consistent with those followed in the most recent annual financial statements.  These condensed interim financial statements have been prepared in accordance with the accounting policies based on IFRS standards issued and effective as of October 1, 2015.

Use of estimates and judgments

The preparation of these condensed interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim financial statements, and reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates include:

•	The collectability of accounts receivable

Accounts receivables are recorded at the estimated recoverable amount, which involves the estimate of uncollectible accounts.

•	The determination of qualified expenditures to calculate investment tax credits receivable

Amounts recorded for investment tax credits receivable are calculated based on the expected eligibility and tax treatment of qualifying scientific research and experimental development expenditures recorded in the Company’s condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

4.           SIGNIFICANT ACCOUNTING POLICIES (continued)

•	The determination of the fair value of the common shares issued

The common shares issued are valued at either the fair value of the goods or services received or at the fair value of the equity instruments granted. The Company has estimated the fair value of the equity instruments issued during the period.

•	The assumptions used in calculating share-based compensation expense

The fair value of share options and warrants granted are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option or warrant, expected volatility, expected life of the options or warrants, expected dividends and the risk-free rate. The Company estimates volatility based on historical share price of comparable companies excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options or warrants are based on historical experience and general option or warrant holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends. Management also makes an estimate of the number of options or warrants that will forfeit and the rate is adjusted to reflect the actual number of options that actually vest.

Significant areas requiring the use of management judgments include:

•	The completeness of deferred revenue

Deferred revenue consists primarily of deferred software implementation contracts. Management has determined that the implementation revenue should be recognized based on the completion of the services implementation contract at period-end. Management applies judgment when determining the completion applicable to fixed-fee service contracts.

•	The going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates and could affect future results of operations and cash flows.

5.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended June 30, 2016, and have not been applied in preparing these condensed interim financial statements. The Company is assessing the impact of these standards on its condensed interim financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

5.           NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning October 1, 2018.

IFRS 9 Financial Instruments (2014)

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9 and is applicable to the Company’s annual period beginning October 1, 2018.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:
Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:
When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

5.           NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

•	Impairment of financial assets:
An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:
Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

6.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total

Cost

Balance, September 30, 2014	$628,281	$106,825	$735,106
Write-downs	(437,559)	-	(437,559)
Additions	10,238	-	10,238

Balance, September 30, 2015 and June 30, 2016	$200,960	$106,825	$307,785

Accumulated Depreciation

Balance, September 30, 2014	$599,700	$95,091	$694,791
Write-downs	(433,614)	-	(433,614)
Charge for the year	10,160	2,347	12,507

Balance, September 30, 2015	$176,246	$97,438	$273,684
Charge for the period	5,561	1,408	6,969
Balance, June 30, 2016	$181,807	$98,846	$280,653

Carrying Value
September 30, 2015	$24,714	$9,387	$34,101
June 30, 2016	$19,153	$7,979	$27,132

Included in computer equipment is leased computer equipment with a net carrying value of $19,153 (September 30, 2015 - $24,714).

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

7.	FINANCE LEASE OBLIGATIONS

The Company finances certain computer equipment using finance leases. The liability recorded under the finance lease represents the minimum lease payments payable, net of imputed interest.

The Company’s obligations under finance leases as at June 30, 2016 and September 30, 2015 consist of:

	June 30, 2016	September 30, 2015

Dell finance lease payable in monthly instalments ranging from $36 to $149, including interest, ranging from 9.99% to 10.1% per annum	$8,115	$10,894

Less: Interest	690	577
	7,425	10,317
Less: Current portion	3,909	4,666
	$3,516	$5,651

Minimum repayments are as follows:

2016	$1,014
2017	4,316
2018	2,095
$7,425

8.	LOANS PAYABLE

On September 2, 2014, the Company received a Scientific Research and Experimental Development (“SR&ED”) loan (the “Loan”) from three unrelated individuals for a total of $250,000 at an interest rate of 20%, calculated and compounded monthly. The Loan was secured by a general security agreement on the assets of the Company. Included in general and administrative expenses is an interest expense of $10,732 for the period ended June 30, 2015. On December 15, 2014, the Company received its 2014 SR&ED payment of $445,664 and repaid the Loan and accrued interest.

On May 1, 2015, the Company received another SR&ED loan (“Loan #2”) from the same three unrelated individuals (the “Lenders”) for a total of $300,000 at an interest rate of 20%, calculated and compounded monthly. Included in general and administrative expenses is an interest expense of $12,982 for the period ended June 30, 2016 (June 30, 2015 - $10,083). Loan #2 was secured by a general security agreement on the assets of the Company. On December 9, 2015, the Company received its 2015 SR&ED payment of $403,616 and repaid the Loan #2 and accrued interest.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

8.           LOANS PAYABLE (Continued)

On September 25, and November 13, 2015, pursuant to the Manado Amalgamation (note 2), the Company received $200,000 and $300,000 loans, respectively, from Manado. The loans are unsecured, have an interest at a rate of 10% per annum, and are due six months from issuance. Included in general and administrative expenses is interest expense of $34,064 for the period ended June 30, 2016. On April 18, 2016, Manado, the Company, and a third party (the “Third Party”) entered into a Loan Debt Assignment and Extension Agreement for the loans that Manado made to the Company. Under the terms of this agreement the Third Party purchased the $300,000 loan for $150,000 cash paid to Manado and also received an option to purchase the $200,000 loan for 400,000 shares of Solutions. This option is exercisable until the earlier of seven business days following the Amalgamation and October 31, 2016. The terms of the loans were extended until October 31, 2016. Subsequent to June 30, 2016, the Company and the Third Party agreed to amend the terms of the above loans (see note 16).

On March 4, 2016, the Company entered into a credit agreement with Code Consulting Limited (“Code”) (the “Credit Agreement”). Under the terms of the Credit Agreement, Code agreed to lend up to $200,000 to the Company in two advances of $100,000. The loan had an interest of 10% per annum compounded monthly. Code is also entitled to receive 40,816 warrants of the Company for each $100,000 advanced. The warrants are exercisable at a price of $0.98 and expire on March 4, 2018. The loan was payable in full on June 12, 2016 and was secured by a general security agreement on the assets of the Company (the “Security”). Interest on the outstanding balance accrued at 20% per annum upon the occurrence of an event of default. The loan is in default if the Company failed to make any payment of principal or interest when due or if the Company failed to complete the Manado Amalgamation by April 15, 2016. On an event of default, Code, may demand payment of all monies owed and the Company may within 30 days of such demand redeem the Security by paying Code all amounts owed. On March 4, 2016, the Company received an advance of $100,000 and issued 40,816 warrants. The Company bifurcated the loan into its components using a discounted cash flow model with an estimated fair value interest rate of 20% to estimate the fair value of the liability component of $94,276.  The residual amount of $5,724 was recorded to warrant reserves. Included in general and administrative expenses is accretion and interest expense of $7,817 for the period ended June 30, 2016. On April 15, 2016, the Manado Amalgamation was not completed resulting in the Credit Agreement being in default. The Company repaid the outstanding balance and accrued interest from the funds received from the loan with a related party (see below).

On April 8, 2016, the Company received $35,000 as a promissory note payable from an unrelated party. The note is unsecured, has an interest of 5% per annum and is payable on demand. On June 28, 2016, the Company repaid this loan along with $371 of interest.

On April 26, 2016, the Company entered into a loan agreement with Musgrove. Under the terms of the agreement, Musgrove loaned $100,000 to the Company. The loan has an annual interest rate of 10%, compounded monthly, and is payable on November 30, 2016. The loan is secured by the assets of the Company. On June 20, 2016, Musgrove advanced an additional $150,000 under the same terms. $2,050 in interest expense is included in general and administrative expenses for the period ended June 30, 2016.

On May 2, 2016, the Company entered into a loan agreement with a related party. Under the terms of the agreement, the related party loaned $102,093 to the Company so that it could repay the defaulted Credit Agreement. The loan has an annual interest rate of 15%, compounded monthly, and is payable on October 31, 2016. The loan is secured by the assets of the Company. The related party also received 108,899 warrants with an exercise price of $0.39, exercisable until May

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

8.           LOANS PAYABLE (Continued)

2, 2018. The Company has bifurcated the loan into its components using a discounted cash flow model with an estimated fair value interest rate of 20% to estimate the fair value of the liability component of $93,174.  The residual amount of $8,919 was recorded to warrant reserves. Included in general and administrative expenses is accretion and interest expense of $5,293 for the period ended June 30, 2016.

9.	SHARE CAPITAL

a)           Authorized:

•	unlimited common shares, without par value; and

•	20,000,000 preferred shares, without par value.

b)           Issued and outstanding:

On December 11, 2015, the Company approved the exchange of 2,154,500 options for 767,286 common shares of the Company to certain option holders for $767 in cash. The fair value of the common shares was estimated to be $565,720. The difference between the fair value and gross proceeds was recorded as share-based compensation expense of $564,953.

On May 19, 2016, the Company issued 256,410 common shares of RewardStream at a price of $0.39 per common share to a related party for gross proceeds of $100,000.

c)           Stock options

The Company has established a stock option plan (the “Plan”), whereby the Company may grant stock options to officers, directors, employees and consultants. The exercise price of the stock options is determined by the Board of Directors (or a committee thereof) and will generally be at least equal to the fair value of the shares at the grant date. Any stock options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. Stock options granted generally have a maximum term of five years.

The maximum number of options that may be issued under the Plan is 4,660,915. As at June 30, 2016, there were 2,838,407 options available for grant.

Activity under the Plan for the period ended June 30, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2015	4,028,008	$0.42
Options cancelled	(2,154,500)	$0.24
Options expired	(51,000)	$0.25
Balance, June 30, 2016	1,822,508	$0.48

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

9.           SHARE CAPITAL (Continued)

c)           Stock options (continued)

Activity under the Plan for the year ended September 30, 2015 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2014	3,760,508	$0.42
Options granted	440,000	$0.25
Options cancelled	(110,000)	$0.01
Options expired	(62,500)	$0.15
Balance, September 30, 2015	4,028,008	$0.42

Company stock options outstanding and exercisable at June 30, 2016 are as follows:

Expiry (Years)	Exercise Price	Outstanding	Exercisable

2016	$0.25	74,000	74,000
2015 – 2022	$0.40	189,750	189,750
2017 – 2018	$0.50	1,518,758	1,260,710
2018	$0.53	40,000	40,000
		1,822,508	1,564,460

Company stock options outstanding and exercisable at September 30, 2015 are as follows:

Expiry (Years)	Exercise Price	Outstanding	Exercisable

2014 – 2022	$0.15	1,350,000	1,350,000
2015	$0.25	125,000	125,000
2014 – 2022	$0.40	994,250	994,250
2017 – 2018	$0.50	1,518,758	1,116,587
2018	$0.53	40,000	40,000
		4,028,008	3,625,837

The weighted average remaining contractual life of options outstanding at June 30, 2016 is 2.76 (September 30, 2015 - 5.06) years.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

9.           SHARE CAPITAL (Continued)

c)           Stock options (continued)

The Company applies the fair value method using the Black-Scholes option pricing model to account for options granted to employees, directors and non-employees. The Black-Scholes option pricing model requires management to make certain estimates. These estimates include volatility. The Black-Scholes option pricing model was calculated based on the following weighted average assumptions:

	Nine months ended June 30, 2016	Year ended September 30, 2015

Expected life (years)	N/A	5.00
Interest rate	N/A	1.55%
Volatility	N/A	66%
Dividend yield	N/A	0%

During the period ended June 30, 2016, the Company recorded $38,396 (2015 - $165,378) in recognition of share-based compensation for stock options.

Due to the lack of historical pricing information for the Company, the expected volatility is based on an average of historical prices of a comparable group of companies within the same industry. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 22.40% (2015 - 22.40%) in calculating the fair value of share-based compensation.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

d)           Warrants

During the year ended September 30, 2012, the Company issued 75,000 warrants with an exercise price of $0.40 expiring on March 31, 2020. On December 11, 2015, the Company amended the exercise price of these warrants to $0.1143 and the warrants were exercised for cash of $8,573.

On March 4, 2016 issued 40,816 warrants, with an exercise price of $0.98 and expiring on March 4, 2018, in connection with the loan from Code Consulting Limited (note 8). The Company recorded $5,724 to warrant reserve related to the issuance of these warrants.

On April 18, 2016, the Company issued 1,085,123 warrants exercisable for common shares of the Company at $0.01 per common share and expire on May 13, 2016. The Company applied the fair value method using the Black-Scholes option pricing model to these warrants based on the following weighted average assumptions:

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

9.	SHARE CAPITAL (Continued)

d)           Warrants (continued)

Expected life (years)	0.07
Interest rate	0.5%
Volatility	4.8%
Dividend yield	0%

The Company recorded $466,603 (2015 - $nil) in recognition of share-based compensation for these warrants.

On May 13, 2016, RewardStream issued 1,076,962 common shares related to the exercise of these warrants for gross proceeds of $10,770.

On May 2, 2016 issued 108,899, with an exercise price of $0.39 expiring on May 2, 2018 warrants in connection with the loan from a related party (Note 8). The Company recorded $8,919 to warrant reserve related to the issuance of these warrants.

The table below summarizes the information on the outstanding warrants of the Company as at June 30, 2016:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Balance, September 30, 2015	75,000	$0.40	3.75
Warrants granted	1,234,838	0.08	1.79
Warrants exercised	(1,151,962)	0.02	-
Warrants expired	(8,161)	0.01	-
Balance, June 30, 2016	149,715	0.55	1.79

10.	RELATED PARTY TRANSACTIONS

Related party transactions during the nine months ended June 30, 2016 and 2015 not discussed elsewhere in these condensed interim financial statements are discussed below.

The compensation costs for key management personnel for the nine months ended June 30, 2016 are as follows:

	2016	2015

Wages and benefits	$492,344	$487,489
Share-based compensation	30,857	52,658
	$523,201	$540,147

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

10.           RELATED PARTY TRANSACTIONS (Continued)

Incurred wages and benefits of $492,344 (2015 - $487,489) are included in the following:

•	Sales and marketing $93,750 (2015 - $96,996);
•	General and administrative $297,344 (2015 - $290,012); and
•	Research and development $101,250 (2015 - $100,481)

11.	RESEARCH AND DEVELOPMENT

During the nine months ended June 30, 2016 and 2015, the Company incurred the following research and development expenditures net of the investment tax credits:

Nine months ended June 30	2016	2015

Research and development	$435,315	$317,688
Investment tax credit (“ITC”)	(302,711)	(285,722)
	$132,604	$31,966

As of June 30, 2016, the Company has an accrued ITC receivable of $302,711 (September 30, 2015 - $403,616) (note 8).

12.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, loans payable, finance lease obligations, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the loan payable to Code Consulting and the related party (note 8) are categorized as level 2.

Financial assets and liabilities measured at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and consider the implications of market conditions in relation to the Company’s activities.

There are no changes in the Company’s objective, policies and processes for managing the risks and the methods used to measure the risks during the period ended June 30, 2016.

a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held at a large Canadian financial institution in interest-bearing accounts. The Company’s accounts receivable consist of amounts from large customers. Accounts receivable from four customers comprise 93% (September 30, 2015 - 67%) of the total accounts receivable balance, and therefore the Company is subject to risk should one of these major customers not pay their balance.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

12.           FINANCIAL INSTRUMENTS (Continued)

The Company does not anticipate any default as it transacts with creditworthy customers, and management does not expect any losses from non-performance by these customers. As such, a provision for doubtful accounts has not been recorded at June 30, 2016 and September 30, 2015. The following table summarizes the four largest receivable balances from the Company’s customers as at June 30, 2016 and September 30, 2015:

June 30, 2016	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$41,106	$-	$-	$41,106
Customer 2	19,230	-	-	19,230
Customer 3	13,650	-	-	13,650
Customer 4	8,974	-	-	8,974
	$82,960	$-	$-	$82,960

a)           Credit risk (continued)

September 30, 2015	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$23,100	$-	$-	$23,100
Customer 2	19,773	-	-	19,773
Customer 3	15,708	-	-	15,708
Customer 4	14,501	-	-	14,501
	$73,082	$-	$-	$73,082

b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days and the loans are due in fiscal 2016. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its accounts receivable in a timely manner, raising funds by issuing debt or equity and by maintaining sufficient cash on hand through working capital management.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

12.           FINANCIAL INSTRUMENTS (Continued)

The following table summarizes information about the Company’s financial obligations as at June 30, 2016 and September 30, 2015:

	June 30, 2016	September 30, 2015

Accounts payable and accrued liabilities	$398,641	$211,704
Loan payable	884,910	526,176
	$1,283,551	$737,880

c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s operations, income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(i)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at June 30, 2016 and September 30, 2015.

(ii)           Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”)). As at June 30, 2016, the Company had monetary assets of $147,267 (September 30, 2015 - $95,839) and monetary liabilities of $25,955 (September 30, 2015 - $4,802) denominated in USD. For the period ended June 30, 2016, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 8% will increase or decrease net loss by approximately $10,000 (September 30, 2015 - $9,000). There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

13.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. As at June 30, 2016, the Company’s assets were collateral for the outstanding loan with Musgrove (note 2) and with the related party (note 8). As at September 30, 2015, the Company’s assets were collateral for the outstanding SR&ED loans which have been repaid (note 8). As at June 30, 2016, the Company considers capital to consist of all components of equity (deficiency) and loans payable. The Company manages the capital structure and makes

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

13.           CAPITAL MANAGEMENT (Continued)

adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares, or dispose of assets or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing operational development efforts, the Company does not pay dividends.

14.	COMMITMENTS

The Company leases its premises and certain equipment under long-term leases. During the period, the Company entered into a lease for premises starting November 1, 2016 and ending October 31, 2021. Leases for the Company expire between 2016 and 2021. The minimum annual lease commitments during the next three years are:

2016	$65,448
2017	224,781
2018	218,819
$509,048

Rent expense for the current nine month period amounted to $182,571 (2015 - $183,819).

15.	SEGMENTED INFORMATION

The Company has three operating segments, as described below, which are the Company’s strategic business units and one geographic segment. The following summary describes the operations of the Company’s reportable segments:

(i)
The Loyalty segment includes recurring, monthly fee-based loyalty programs and custom solutions developed for clients to manage customer loyalty through various customer engagement programs, surveys and point redemption features.

(ii)
The Referrals segment is comprised of both Custom and Spark™ referrals. The Custom segment includes custom solutions developed for clients to engage their customers to generate sales leads through different program incentives. The Spark™ referral segment includes the productized and configurable solution for clients to engage their customers to generate sales leads through incentivized referrals.

(iii)
The Source Code segment includes licensing a copy of the Company’s proprietary Lifecycle Marketing Platform to entities that have the technical ability to further develop the source code to meet their business needs. Source code revenue recognized during the period ended June 30, 2016 pertained to contracts entered into in fiscal 2013. The Company did not entered into any new similar contracts during the current period.

Information regarding the operations of each segment is included below. Segment income (loss) before income tax and operating expenses are used to measure performance, as management

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

15.           SEGMENTED INFORMATION (Continued)

believes that such information is most relevant in managing the operations of each segment and evaluating the results of each segment relative to each other and other entities within these industries.

A breakdown of revenues, cost of sales and operating expenses for each reportable segment for the periods ended June 30, 2016 and 2015 is as follows:

	2016
	Loyalty	Referral	Source Code	Total

Revenue	$24,999	$1,219,578	$21,890	$1,266,467
Cost of goods sold	18,614	488,729	19,960	527,303
	6,385	730,849	1,930	739,164
Operating expenses	45,739	2,552,417	25,701	2,623,857
Loss from operations	$(39,354)	$(1,821,568)	$(23,771)	$(1,884,693)

	2015
	Loyalty	Referral	Source Code	Total

Revenue	$137,393	$934,895	$215,927	$1,288,215
Cost of goods sold	77,481	357,810	115,607	550,898
	59,912	577,085	100,320	737,317
Operating expenses	175,480	1,138,348	276,411	1,590,239
Loss from operations	$(115,568)	$(561,263)	$(176,091)	$(852,922)

16.	EVENTS AFTER THE REPORTING PERIOD

On July 14, 2016, the Company executed an agreement with the Third Party to convert the $200,000 and $300,000 loans from note 8 to common shares of Solutions (“Note Conversions”). Under the terms of the Note Conversions, the $300,000 loan principal and interest owing will be converted to common shares of Solutions at a conversion price of $0.25 upon completion of the Amalgamation. The Note Conversions also specify that should the Third Party acquire the $200,000 loan, the $200,000 loan principal and interest owing may be converted to common shares of Solutions at a conversion price of $0.25 at the option of the Third Party between the date the $200,000 loan was acquired and its maturity date.

On July 26, 2016, Musgrove advanced an additional $150,000 loan to the Company per the same terms as note 8.

On July 27, 2016, Musgrove completed the Private Placement of $2,028,500 in two tranches by issuing a total 16,228,000 Units. Finder’s fees of $130,250 were paid and 950,000 common shares of Solutions were issued in connection with the completion of the Private Placement.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE NINE MONTHS ENDED JUNE 30, 2016 WITH 2015 COMPARATIVES
(UNAUDITED)

16.           EVENTS AFTER THE REPORTING PERIOD (Continued)

On July 28, 2016, the Company and Musgrove completed the Amalgamation. Pursuant to the terms of the Amalgamation, the shareholders of the Company received 20,000,004 shares of Solutions and the shareholders of Musgrove received 15,151,659 shares of Solutions. The warrant holders of the Company received 233,555 warrants of Solutions and the warrant holders of Musgrove received 4,427,370 warrants of Solutions. The Company cancelled all outstanding stock options. Musgrove had no options outstanding on Amalgamation. On August 4, 2016, Solutions commenced trading on the Exchange under the symbol REW.

On July 28, 2016, the $300,000 loan and accrued interest of $21,363 was converted to 1,285,452 common shares of Solutions. On July 28, 2016, Solutions issued 400,000 shares to Manado to allow the Third Party to exercise the option on the $200,000 loan. The 400,000 shares were considered offering costs related to the Third Party agreeing to assume both loans and extend the maturity dates.

On August 9, 2016, the $200,000 loan and accrued interest of $17,489 was converted to 869,954 common shares of Solutions.

REWARDSTREAM SOLUTIONS INC.

(FORMERLY REWARDSTREAM INC.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2015

(EXPRESSED IN CANADIAN DOLLARS)

INDEPENDENT AUDITORS’ REPORT

TO THE DIRECTORS OF REWARDSTREAM SOLUTIONS INC.
(formerly RewardStream Inc.)

We have audited the accompanying financial statements of RewardStream Solutions Inc., which comprise the statements of financial position as at September 30, 2015 and 2014, and thestatements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for theFinancial Statements
Management is responsible for the preparation and fair presentation of thesefinancial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation offinancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on thesefinancial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether thefinancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in thefinancial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of thefinancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of thefinancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of thefinancial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, thefinancial statements present fairly, in all material respects, the financial position of RewardStream Solutions Inc. as at September 30, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the financial statements, which indicates the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, British Columbia
December 9, 2015

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
STATEMENTS OF FINANCIAL POSITION
EXPRESSED IN CANADIAN DOLLARS
AS AT SEPTEMBER 30

	2015	2014
ASSETS (note 8)

CURRENT ASSETS
Cash	$273,472	$446,397
Accounts receivable (note 13)	115,145	414,585
Investment tax credits receivable (notes 8 and 11)	403,616	445,664
Prepaid expenses	14,978	31,268
	807,211	1,337,914

DEPOSITS	18,665	18,665
EQUIPMENT (note 6)	34,101	40,315

	$859,977	$1,396,894
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 13)	$211,704	$221,926
Deferred revenue	85,784	65,865
Current portion of finance lease obligations (note 7)	4,666	5,724
Loans payable (notes 8 and 13)	526,176	254,167
	828,330	547,682

FINANCE LEASE OBLIGATIONS (note 7)	5,651	1,282

	833,981	548,964
EQUITY

SHARE CAPITAL (note 9)	6,618,213	4,774,912
SHARE-BASED COMPENSATION RESERVE (note 9)	1,411,472	1,232,978
DEFICIT	(8,003,689)	(5,159,960)
	25,996	847,930

	$859,977	$1,396,894

On behalf of the Board:
“Ralph Turfus” (signed)	“Rob Goehring” (signed)
Mr. Ralph Turfus, Director	Mr. Rob Goehring, Director

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30

	2015	2014

REVENUE (note 16)	$1,658,451	$1,859,690
COST OF SALES (note 16)	708,259	1,058,793
	950,192	800,897
EXPENSES
Sales and marketing (note 10)	553,341	426,278
General and administrative (notes 8, 10, and 15)	1,288,243	1,176,326
Research and development, net of investment tax credits (notes 10 and 11)	45,156	141,567
Share-based compensation (notes 9 and 10)	2,019,295	60,498
Depreciation (note 6)	12,507	19,894
	3,918,542	1,824,563

LOSS FROM OPERATIONS	(2,968,350)	(1,023,666)

OTHER INCOME
Foreign exchange gain	128,566	28,013
Write-down of equipment (note 6)	(3,945)	-
Interest income	-	117
	124,621	28,130

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,843,729)	$(995,536)

LOSS PER SHARE, BASIC AND DILUTED	$(0.34)	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	8,343,056	8,137,577

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

			Share-Based
	Number of		Compensation
	Shares	Amount	Reserve	Deficit	Total Equity

Balance at September 30, 2013	8,137,577	$4,774,912	$1,172,480	$(4,164,424)	$1,782,968
Share-based compensation	-	-	60,498	-	60,498
Net loss for the year	-	-	-	(995,536)	(995,536)

Balance at September 30, 2014	8,137,577	4,774,912	1,232,978	(5,159,960)	847,930

Shares issued	2,500,000	1,843,301	-	-	1,843,301
Share-based compensation	-	-	178,494	-	178,494
Net loss for the year	-	-	-	(2,843,729)	(2,843,729)

Balance at September 30, 2015	10,637,577	$6,618,213	$1,411,472	$(8,003,689)	$25,996

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30

	2015	2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	$(2,843,729)	$(995,536)
Items not involving cash:
Depreciation	12,507	19,894
Write-down of equipment	3,945	-
Interest expense (note 8)	36,908	4,167
Share-based compensation	2,019,295	60,498
	(771,074)	(910,977)
Changes in non-cash working capital items:
Accounts receivable	299,440	73,491
Investment tax credits receivable	42,048	(100,664)
Prepaid expenses and deposits	16,290	11,199
Accounts payable and accrued liabilities	(10,222)	62,312
Deferred revenue	19,919	(136,767)
Client deposits	-	(42,714)
	(403,599)	(1,044,120)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	2,500	-
Repayment of finance lease obligations	(6,927)	(15,201)
Proceeds from loans payable, net of repayment	235,101	250,000
	230,674	234,799

INVESTING ACTIVITY
Acquisition of equipment	-	(2,092)

DECREASE IN CASH DURING THE YEAR	(172,925)	(811,413)
CASH, BEGINNING OF YEAR	446,397	1,257,810

CASH, END OF YEAR	$273,472	$446,397

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid – finance lease obligations	$805	$-
Interest paid – loans payable	$15,275	$1,318

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

RewardStream Solutions Inc. (formerly RewardStream Inc.) (the “Company” or “Solutions”) is a provider of Software as a Service marketing technology that powers loyalty marketing programs, referral programs and source code licensing programs. The Company’s clients subscribe either to the Company’s proprietary Lifecycle Marketing Platform (“LMP”) or its Spark™ product to operate marketing programs that acquire, engage, optimize, and retain customers and sales channels.

The Company was incorporated under the laws of British Columbia on March 23, 1999 and continued under the Business Corporations Act (Canada) on December 22, 1999. The head office and records are located at 250 - 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7.

These financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company realized a net loss of $2,843,729 for the year ended September 30, 2015 (2014 - $995,536). As at September 30, 2015, the Company had an accumulated deficit of $8,003,689 (2014 - $5,159,960). In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to complete the Amalgamation Agreement (note 2), raise additional capital, obtain financing, meet sales targets, stabilizing revenue sources and realizing positive cash flows from operations. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors raise significant doubt about the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.           AMALGAMATION AGREEMENT

On September 8, 2015, the Company signed an Amalgamation Agreement (the “Agreement”) with Manado Gold Corp. (“Manado”), a publicly traded company on the TSX Venture Exchange, to form a single amalgamated company (the “Amalgamation”), RewardStream Solutions Inc. Manado was incorporated on August 13, 2010 in British Columbia, and its business is the acquisition, exploration and development of mineral properties located in Canada. Prior to the completion of the Amalgamation, Manado will complete the disposition of all of its mineral properties to its subsidiary, Manado Mining Corp. (the “Subsidiary”).

Under the terms of the Agreement, the Company’s shareholders will receive three and one-half common share of Solutions for each common share of the Company, and Manado’s shareholders will receive one common share of Solutions for every four common shares of Manado. Upon completion of the Amalgamation, the Company will be the continuing entity and the shareholders of the Company will control approximately 65% of Solutions.

The completion of the Amalgamation is subject to a number of conditions, including:

a)	Completion of the transfer of Manado’s mineral properties to the Subsidiary and the assumption by the Subsidiary of all obligations related to Manado’s mineral properties;

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

2.	AMALGAMATION AGREEMENT (Continued)

b)	Completion of two private placements, including:

(i)
Manado to raise up to $600,000 (the “Initial Private Placement”) by issuing 12,000,000 units of Manado at a price of $0.05 per unit, with each unit consisting of one common share and one purchase warrant of Manado exercisable at $0.075 per share for a period of two years from the date of issuance. Manado will pay commissions or finder’s fees where permitted of up to 10% of the gross proceeds. The Initial Private Placement will be completed prior to closing to provide an unsecured loan from Manado to the Company of $500,000 (note 8) and to pay costs of the re-organization; and

(ii)
Manado to raise additional funds concurrent with the Amalgamation (the “Concurrent Private Placement”) for a minimum of $1,500,000 by issuing 21,428,572 units of Manado at $0.07 per unit. Each unit consists of one common share and one purchase warrant of Manado exercisable at $0.10 per warrant for a period of two years from the date of issuance. The proceeds of the Concurrent Private Placement will be used to fund the marketing efforts of Solutions and for general corporate purposes.

c)	Shareholder and regulatory approvals.

d)	The Company will cancel all outstanding stock options.

Finder’s fees of 900,000 post-Amalgamation common shares and $35,000 cash are payable on the closing of the Amalgamation.

On November 10, 2015, the shareholders of the Company approved the Amalgamation.

3.           BASIS OF PRESENTATION

a)           Statement of compliance

These annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

b)           Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on December 9, 2015.

c)           Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting polices set out in note 4 have been applied consistently by the Company for all periods presented.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.           SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

a)	Investment tax credits

Investment tax credits are recorded using the cost reduction approach. Investment tax credits related to current research and development expenditures are included in the statement of operations and comprehensive loss as a reduction of the expense to which it relates.

Investment tax credits are accrued on qualified expenditures when there is reasonable assurance that the credits will be realized. The investment tax credits are subject to review and audit by the Canada Revenue Agency (“CRA”). Although the Company has used its best judgment and understanding of the related income tax legislation in determining the amounts and timing of investment tax credits, it is possible that the amounts could change by a material amount depending on any future review and audit by the CRA.

a)           Depreciation

Equipment is carried at cost less accumulated depreciation. Depreciation is recognized in profit or loss over the estimated useful lives of the related asset. Additions during the year are depreciated on a prorated basis:

Computer equipment	30% - 55%	declining-balance method
Furniture and equipment	20%	declining-balance method

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

b)           Impairment of non-financial assets

Impairment tests on non-financial assets, including equipment, are undertaken annually at the financial year-end and whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (“CGU”), which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.
An impairment loss is charged to profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (the CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)           Income taxes

The Company uses the statement of financial position method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry-forwards and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

d)           Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions for warranties, legal claims, onerous leases and other onerous commitments are recognized at the best estimate of the expenditure required to settle the Company's liability at the reporting date. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

e)           Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be uncollectible. The allowance is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, the current business environment and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts.

f)           Revenue recognition

The Company derives revenue from the sale of perpetual software licenses, software license subscriptions and professional services fees.

Revenue is recognized as it is earned in accordance with the following:

(i)
The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“professional services”) are sold together. The Company has established the fair value of the undelivered element based on the contracted price offered to other customers (the vendor-specific objective evidence or “VSOE”). The revenue allocation is based on the VSOE of fair value of the professional services. Revenues related to professional services are recognized as the respective services are rendered.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)           Revenue recognition (Continued)

(ii)
The Company recognizes revenue from the sale of perpetual software licenses upon the transfer of title to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Revenue associated with software license subscriptions is recognized over the term of the contract.

Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

g)	Research and development expenditures

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures capitalized may include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Research and development expenditures are reduced by any related investment tax credits.

h)	Foreign currency translation

The financial statements are presented in Canadian dollars, which is also the functional currency of the Company. Transactions in currencies other than the functional currency are translated into Canadian dollars on the following bases:

•	Monetary assets and liabilities at the rate of exchange in effect at the statement of financial position date;

•	Non-monetary assets and liabilities at the rates of exchange in effect on the respective dates of transactions; and

•	Revenues and expenses (excluding depreciation, which is translated at the same rate as the related asset), at the exchange rates in effect on the date of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Financial instruments

(i)           Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale ("AFS"). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method. The Company has no assets classified as held-to-maturity.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash is included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Subsequently, loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment. Accounts receivable is included in this category of financial assets.

AFS financial assets

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. The Company has no assets classified as AFS.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)           Financial instruments (Continued)

(ii)           Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of operations and comprehensive loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Other financial liabilities include accounts payable and accrued liabilities, loan payable and finance lease obligation.

(iii)           Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

k)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been negatively affected.

For financial assets carried at amortized cost, the amount of the impairment loss recognized in profit or loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)           Impairment of financial assets (Continued)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance accounts are recognized in profit or loss.

l)	Equity instruments

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity. Equity instruments are to be valued at either the fair value of the goods or services received or at the fair value of the equity instruments granted.

The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

m)	Share-based compensation

The Company has a stock option plan that is described in note 9 that grants stock options to the Company’s directors, officers and employees. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period. For directors and employees, the fair value of the options is measured at the date of grant. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based compensation reserve. Consideration received on the exercise of stock options is recorded as share capital and the recorded amount to share-based compensation reserve is transferred to share capital. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is charged to profit or loss.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)	Use of estimates and judgments

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates include:

•	The collectability of accounts receivable

Accounts receivable are recorded at the estimated recoverable amount, which involves the estimate of uncollectible accounts.

•	The determination of qualified expenditures to calculate investment tax credits receivable

Amounts recorded for investment tax credits receivable are calculated based on the expected eligibility and tax treatment of qualifying Scientific Research and Experimental Development (“SR&ED”) expenditures recorded in the Company’s financial statements.

•	The determination of the fair value of common shares issued

Common shares issued are valued at either the fair value of the goods or services received or at the fair value of the equity instruments granted. The Company has estimated the fair value of the equity instruments issued during the year.

•	The assumptions used in calculating share-based compensation expense

The fair value of share options granted is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and the risk-free rate. The Company estimates volatility based on historical share price of comparable companies excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends. Management also makes an estimate of the number of options that will forfeit and the rate is adjusted to reflect the actual number of options that actually vest.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)           Use of estimates and judgments (Continued)

Significant areas requiring the use of management judgments include:

•	The completeness of deferred revenue

Deferred revenue consists primarily of deferred software implementation contracts. Management has determined that the implementation revenue should be recognized based on the completion of the services implementation contract at year-end.
Management applies judgment when determining the completion applicable to fixed-fee service contracts.

•	The utilization of deferred income tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

•	The going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates and could affect future results of operations and cash flows.

o)	Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

5.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended September 30, 2015, and have not been applied in preparing these financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning October 1, 2018.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•
Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•
Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•
Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning October 1, 2018.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

6.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total

Cost
Balance, September 30, 2013	$626,189	$106,825	$733,014
Additions	2,092	-	2,092

Balance, September 30, 2014	628,281	106,825	735,106
Write-downs	(437,559)	-	(437,559)
Additions	10,238	-	10,238

Balance, September 30, 2015	$200,960	$106,825	$307,785

Accumulated Depreciation
Balance, September 30, 2013	$582,740	$92,157	$674,897
Charge for the year	16,960	2,934	19,894

Balance, September 30, 2014	599,700	95,091	694,791
Write-downs	(433,614)	-	(433,614)
Charge for the year	10,160	2,347	12,507

Balance, September 30, 2015	$176,246	$97,438	$273,684

Carrying Value
September 30, 2014	$28,581	$11,734	$40,315
September 30, 2015	$24,714	$9,387	$34,101

Included in computer equipment as at September 30, 2015 is leased computer equipment with a net carrying value of $24,714 (2014 - $22,874).

As at September 30, 2015, the Company estimated that certain computer equipment had a recoverable value of $nil, resulting in a write-down of $3,945 (2014 - $nil).

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

7.	FINANCE LEASE OBLIGATIONS

The Company finances certain computer equipment using finance leases. The liability recorded under the finance lease represents the minimum lease payments payable, net of imputed interest.

The Company’s finance lease obligations consist of:

	2015	2014

Dell finance lease payable in monthly instalments ranging from $36 to $149, including interest, ranging from 9.99% to 10.1% per annum	$11,702	$5,104

Apple finance lease payable in monthly instalments ranging from $107 to $215, including interest, ranging from 9.61% to 9.66% per annum	-	2,430
	11,702	7,534
Less: Interest	1,385	528
	10,317	7,006
Less: Current portion	4,666	5,724
	$5,651	$1,282

Minimum repayments over the next three years are as follows:

2016	$4,666
2017	5,111
2018	540
$10,317

8.	LOANS PAYABLE

On September 2, 2014, the Company received a SR&ED loan (the “Loan”) from three unrelated individuals (the “Lenders”) for a total of $250,000 at an interest rate of 20%, calculated and compounded monthly. The Company was required to file its SR&ED claim for the year ended September 30, 2014 by no later than November 30, 2014 (completed). Included in general and administrative expenses is an interest expense of $12,500 for the year ended September 30, 2015 (2014 - $2,389).

On December 15, 2014, the Company received its 2014 SR&ED claim of $445,664 (note 11), of which $264,889 was used to repay the Loan and the balance of accrued interest.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

8.           LOANS PAYABLE (Continued)

On May 1, 2015, the Company received another SR&ED loan (“Loan #2”) from the Lenders for a total of $300,000 at an interest rate of 20%, calculated and compounded monthly. Included in general and administrative expenses is interest expense of $25,847 for the year ended September 30, 2015 (2014 - $nil). Loan #2 is secured by a general security agreement on the assets of the Company. The Company is required to file its SR&ED claim for the year ended September 30, 2015 by no later than November 30, 2015 (completed) (note 11). The maturity date of Loan #2 is within two days of the earliest of: (1) the date the Company receives the 2015 SR&ED payment; and (2) the date that the Lenders terminate the loan in the event the Company does not receive the 2015 SR&ED claim.

On September 25, 2015, pursuant to the Amalgamation (note 2), the Company received a $200,000 loan from Manado. The loan is unsecured and bears interest at a rate of 10% per annum, and is due six months from issuance. Included in general and administrative expenses is interest expense of $329 for the year ended September 30, 2015 (2014 - $nil).

9.	SHARE CAPITAL

a)           Authorized:

•	unlimited common shares, without par value; and
•	20,000,000 preferred shares, without par value.

b)           Issued and outstanding:

On August 31, 2015, the Company issued 2,500,000 common shares to directors and key management of the Company for gross proceeds of $2,500. The fair value of common shares issued was estimated to be $1,843,301. The difference between the fair value and gross proceeds was recorded as a share-based compensation expense of $1,840,801.

There were no share issuances during the year ended September 30, 2014.

c)           Stock options

The Company has established a stock option plan (the “Plan”), whereby the Company may grant stock options to officers, directors, employees and consultants. The exercise price of the stock options is determined by the Board of Directors (or a committee thereof) and will generally be at least equal to the fair value of the shares at the grant date. Any stock options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. Stock options granted generally have a maximum term of five years.

The maximum number of options that may be issued under the Plan is 4,660,915. As at September 30, 2015, there were 632,907 options available for grant (2014 - 900,407).

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

9.           SHARE CAPITAL (Continued)

c)           Stock options (Continued)

Activity under the Plan for the years ended September 30, 2015 and 2014 are as follows:

	2015		2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Balance, beginning of year	3,760,508	$0.42	2,728,000	$0.37
Options granted	440,000	$0.25	1,102,758	$0.50
Options cancelled	(110,000)	$(0.01)	(21,600)	$(0.45)
Options forfeited	-	-	(21,900)	$(0.45)
Options expired	(62,500)	$(0.15)	(26,750)	$(0.19)
Balance, end of year	4,028,008	$0.42	3,760,508	$0.42

Company stock options outstanding and exercisable at September 30, 2015 and 2014 are as follows:

	2015			2014
Expiry (Years)	Exercise Price	Outstanding	Exercisable	Outstanding	Exercisable

2014 – 2022	$0.15	1,350,000	1,350,000	1,412,500	1,412,500
2015	$0.25	125,000	125,000	230,000	230,000
2014 – 2022	$0.40	994,250	994,250	674,250	648,917
2017 – 2018	$0.50	1,518,758	1,116,587	1,403,758	258,930
2018	$0.53	40,000	40,000	40,000	40,000
		4,028,008	3,625,837	3,760,508	2,590,347

The weighted average remaining contractual life of options outstanding at September 30, 2015 is 5.06 (2014 - 6.47) years.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

9.           SHARE CAPITAL (Continued)

c)           Stock options (Continued)

The Company applies the fair value method using the Black-Scholes option pricing model to account for options granted to employees, directors and non-employees. The Black-Scholes option pricing model requires management to make certain estimates. These estimates include volatility. The Black-Scholes option pricing model was calculated based on the following weighted average assumptions:

	2015	2014

Expected life (years)	6.08	5.00
Interest rate	1.27%	1.55%
Volatility	67%	66%
Dividend yield	0%	0%
Fair value	$0.26	$0.20

During the year ended September 30, 2015, the Company recorded an amount of $178,494 (2014 - $60,498) in recognition of share-based compensation.

Due to the lack of historical pricing information for the Company, the expected volatility is based on an average of historical prices of a comparable group of companies within the same industry. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 22.40% (2014 - 22.40%) in estimating the fair value of share-based compensation to be recognized.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

d)           Warrants

During the year ended September 30, 2012, the Company issued 75,000 warrants with an exercise price of $0.40 expiring March 31, 2020.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these financial statements are shown below.

The remuneration of the Company’s directors and other members of key management, individuals who have the authority and responsibility for planning, directing and controlling the activities of the Company, are as follows:

	2015	2014

Wages and benefits	$657,725	$630,220
Termination benefits	-	40,033
Share-based compensation	57,056	35,562
	$714,781	$705,815

Wages and benefits of $657,725 (2014 - $630,220), and termination benefits of $nil (2014 - $40,033) are included in the following expenses:

•	Sales and marketing $153,845 (2014 - $10,000);
•	General and administrative $386,665 (2014 - $391,502); and
•	Research and development $117,215 (2014 - $268,751).

During the year ended September 30, 2015, the Company paid wages and benefits of $62,769 (2014 - $14,862) to a family member of the Company’s former Chief Technology Officer.

11.	RESEARCH AND DEVELOPMENT

	2015	2014

Research and development	$448,772	$628,762
Investment tax credit (“ITC”)	(403,616)	(487,195)
	$45,156	$141,567

As of September 30, 2015, the Company has an accrued ITC receivable of $403,616 (2014 - $445,664) (note 8). Subsequent to September 30, 2015, the Company received the full amount.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

12.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2015	2014

Loss before income taxes	$(2,843,729)	$(995,536)
Statutory tax rate	13.5%	13.5%

Expected income tax recovery	(383,903)	(134,397)
Items not deductible for tax purposes	273,096	9,291
Change in timing differences	5,912	(240,346)
Unused tax losses and tax offsets not recognized	104,895	365,452

Total income tax	$-	$-

Deferred income tax assets and liabilities

The Company's net deferred income tax balances are:

	2015	2014

Deferred income tax assets
Equipment	$4,323	$4,259

Total deferred income tax assets	4,323	4,259

Deferred income tax liabilities
Investment tax credits receivable	(4,323)	(4,259)

Total deferred income tax liabilities	(4,323)	(4,259)

Net deferred income tax liabilities	$-	$-

The ultimate realization of deferred income assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Due to uncertainty surrounding realization of the deferred income tax assets in the future, the Company has not recognized the benefits of its deferred income tax assets other than an amount to offset deemed income tax liabilities. Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of September 30 are as follows:

	2015	2014

Non-capital losses	$1,221,000	$734,000
Equipment	30,000	34,000
Cumulative eligible capital	30,000	2,700
Research and development losses	2,290,000	1,996,000

	$3,571,000	$2,766,700

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

12.	INCOME TAXES (Continued)

The Company has accumulated losses for Canadian tax purposes of approximately $1,221,000 that expire in various years as follows:

Available to	Amount

2034	$734,000
2035	487,000

$1,221,000

Research and development losses carry forward indefinitely.

13.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, loans payable, finance lease obligations, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

Financial assets and liabilities measured at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and consider the implications of market conditions in relation to the Company’s activities.

There are no changes in the Company’s objective, policies and processes for managing the risks and the methods used to measure the risks during the year ended September 30, 2015.

d)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held at a large Canadian financial institution in interest-bearing accounts. The Company’s accounts receivable consist of amounts from large customers. Accounts receivable from four customers comprise 67% (2014 - 89%) of the total accounts receivable balance, and therefore the Company is subject to risk due to the potential of one of these major customers defaulting on the balance owing.

The Company does not anticipate any default as it transacts with creditworthy customers, and management does not expect any losses from non-performance by these customers. As such, a provision for doubtful accounts has not been recorded at September 30, 2015 and 2014.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

13.           FINANCIAL INSTRUMENTS (Continued)

a)           Credit risk (Continued)

The following table summarizes the four largest receivable balances from the Company’s customers:

2015	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$23,100	$-	$-	$23,100
Customer 2	19,773	-	-	19,773
Customer 3	15,708	-	-	15,708
Customer 4	14,501	-	-	14,501
	$73,082	$-	$-	$73,082

2014	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$251,325	$-	$-	$251,325
Customer 2	79,994	-	-	79,994
Customer 3	24,798	-	-	24,798
Customer 4	6,516	6,404	-	12,920
	$362,633	$6,404	$-	$369,037

e)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its accounts receivable in a timely manner and by maintaining sufficient cash on hand through working capital management.

The following table summarizes information about the Company’s financial obligations:

	2015	2014

Accounts payable and accrued liabilities	$211,704	$221,926
Loans payable	526,176	254,167
	$737,880	$476,093

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

13.           FINANCIAL INSTRUMENTS (Continued)

b)           Liquidity risk (Continued)

The aging of accounts payable is as follows:

	2015	2014

Accounts payable
0 to 90 days	$163,781	$147,419

f)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s operations, income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(iii)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at September 30, 2015 and 2014. Interest rate risk is minimal as loans have a fixed interest rate.

(iv)           Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”)). The Company has monetary assets of $95,839 (2014 - $507,969) and monetary liabilities of $4,802 (2014 - $2,050) denominated in USD. For the year ended September 30, 2015, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 10% (2014 - 5%) will increase or decrease net loss and comprehensive loss by approximately $9,000 (2014 - $25,000). The Company has not entered into any foreign currency contracts to mitigate this risk.

14.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s assets are collateral for Loan #2, which is repayable within two days of the Company receiving the 2015 SR&ED tax credits (note 8). As at September 30, 2015, the Company considers capital to consist of all components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares, or dispose of assets or adjust the amount of cash on hand.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

14.           CAPITAL MANAGEMENT (Continued)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing operational development efforts, the Company does not pay dividends.

15.	COMMITMENTS

The Company leases its premises and certain equipment under long-term leases. The leases expire between 2016 and 2018. The minimum annual lease commitments during the next three years are:

2016	$261,676
2017	26,451
2018	2,459
$290,586

Recorded in general and administrative expense is rent expense for the current year which amounted to $246,469 (2014 - $242,897).

16.	SEGMENTED INFORMATION

The Company has three operating segments, as described below, which are the Company’s strategic business units and one geographic segment. The following summary describes the operations of the Company’s reportable segments:

a)
The Loyalty segment includes recurring, monthly fee-based loyalty programs and custom solutions developed for clients to manage customer loyalty through various customer engagement programs, surveys and point redemption features.

The Referrals segment is comprised of both Custom and Spark™ referrals. The Custom segment includes custom solutions developed for clients to engage their customers to generate sales leads through different program incentives. The Spark™ referral segment includes the productized and configurable solution for clients to engage their customers to generate sales leads through incentivized referrals.

k)
The Source Code segment includes licensing a copy of the Company’s proprietary LMP to entities that have the technical ability to further develop the source code to meet their business needs. Source code revenue recognized during the years ended September 30, 2015 and 2014 pertained to contracts entered into in fiscal 2013, amended in January 2015. The Company did not enter into any new similar contracts during the current year.

Information regarding the operations of each segment is included below. Segment income (loss) before income tax and operating expenses are used to measure performance, as management believes that such information is most relevant in managing the operations of each segment and evaluating the results of each segment relative to each other and other entities within these industries.

REWARDSTREAM SOLUTIONS INC.
(FORMERLY REWARDSTREAM INC.)
NOTES TO FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2015 AND 2014

16.	SEGMENTED INFORMATION (Continued)

A breakdown of revenues and cost of sales for each reportable segment for the years ended September 30, 2015 and 2014 is as follows:

	2015
	Loyalty	Referral	Source Code	Total

Revenue	$171,800	$1,270,775	$215,876	$1,658,451
Cost of goods sold	102,328	490,546	115,385	708,259
	69,472	780,229	100,491	950,192
Operating expenses	454,791	2,890,319	573,432	3,918,542
Loss from operations	$(385,319)	$(2,110,090)	$(472,941)	$(2,968,350)

	2014
	Loyalty	Referral	Source Code	Total

Revenue	$227,830	$1,382,750	$249,110	$1,859,690
Cost of goods sold	107,074	776,910	174,809	1,058,793
	120,756	605,840	74,301	800,897
Operating expenses	216,253	1,314,797	293,513	1,824,563
Loss from operations	$(95,497)	$(708,957)	$(219,212)	$(1,023,666)

17.	EVENT AFTER THE REPORTING PERIOD

On November 13, 2015, the Company received the second installment of its loan from Manado for proceeds of $300,000 (note 2). The loan is unsecured and bears interest at a rate of 10% per annum and is due six months from issuance.

REWARDSTREAM INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2014

(EXPRESSED IN CANADIAN DOLLARS)

INDEPENDENT AUDITORS’ REPORT

TO THE DIRECTORS OF REWARDSTREAM INC.

We have audited the accompanying financial statements of RewardStream Inc., which comprise the statement of financial position as at September 30, 2014 and 2013, and thestatements of operations and  (loss), changes in equity and cash flows for the s then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for theFinancial Statements
Management is responsible for the preparation and fair presentation of thesefinancial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation offinancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on thesefinancial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether thefinancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in thefinancial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of thefinancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of thefinancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of thefinancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, thefinancial statements present fairly, in all material respects, the financial position of RewardStream Inc. as at September 30, 2014 and 2013, and its financial performance and its cash flows for the s then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the financial statements, which indicates the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

/s/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, British Columbia
December 18, 2014

REWARDSTREAM INC.
STATEMENTS OF FINANCIAL POSITION
EXPRESSED IN CANADIAN DOLLARS
AS AT SEPTEMBER 30

	2014	2013
ASSETS (note 7)

CURRENT ASSETS
Cash	$446,397	$1,257,810
Accounts receivable (note 12)	414,585	488,076
Investment tax credits receivable (notes 7 and 10)	445,664	345,000
Prepaid expenses	31,268	36,467

	1,337,914	2,127,353

DEPOSITS	18,665	24,665
EQUIPMENT (note 5)	40,315	58,117

	$1,396,894	$2,210,135

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 12)	$221,926	$159,614
Deferred revenue	65,865	202,632
Current portion of finance lease obligations (note 6)	5,724	17,160
Loan payable (notes 7 and 12)	254,167	-

	547,682	379,406
CLIENT DEPOSITS	-	42,714
FINANCE LEASE OBLIGATIONS (note 6)	1,282	5,047

	548,964	427,167
EQUITY

SHARE CAPITAL (note 8)	4,774,912	4,774,912
SHARE-BASED COMPENSATION RESERVE	1,232,978	1,172,480
DEFICIT	(5,159,960)	(4,164,424)

	847,930	1,782,968

	$1,396,894	$2,210,135

On behalf of the Board:
“Ralph Turfus” (signed)	“Rob Goehring” (signed)
Mr. Ralph Turfus, Director	Mr. Rob Goehring, Director

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30

	2014	2013

REVENUE (note 15)	$1,859,690	$3,906,918
COST OF SALES (note 9)	1,058,793	1,328,823

	800,897	2,578,095

EXPENSES
Sales and marketing (note 9)	426,278	907,091
General and administrative (note 9)	1,176,326	799,870
Research and development, net of investment tax credit (notes 9 and 10)	141,567	397,222
Share-based compensation (notes 8 and 9)	60,498	79,319
Depreciation (note 5)	19,894	24,169

	1,824,563	2,207,671

INCOME (LOSS) FROM OPERATIONS	(1,023,666)	370,424

OTHER INCOME
Foreign exchange gain	28,013	4,576
Interest income	117	525

	28,130	5,101

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR YEAR	$(995,536)	$375,525

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM INC.
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	SHARE CAPITAL
	Number of Shares	Amount	Share-Based Compensation Reserve	Deficit	Total Equity

Balance at September 30, 2012	8,137,577	$4,774,912	$1,093,161	$(4,539,949)	$1,328,124
Share-based compensation	-	-	79,319	-	79,319
Net income for year	-	-	-	375,525	375,525

Balance at September 30, 2013	8,137,577	4,774,912	1,172,480	(4,164,424)	1,782,968
Share-based compensation	-	-	60,498	-	60,498
Net loss for year	-	-	-	(995,536)	(995,536)

Balance at September 30, 2014	8,137,577	$4,774,912	$1,232,978	$(5,159,960)	$847,930

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30

	2014	2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss) for the year	$(995,536)	$375,525
Items not involving cash:
Depreciation of equipment	19,894	24,169
Interest expense	4,167	-
Share-based compensation	60,498	79,319

	(910,977)	479,013
Changes in non-cash working capital items:
Accounts receivable	73,491	(111,610)
Investment tax credits receivable	(100,664)	(5,952)
Prepaid expenses and deposits	11,199	78,809
Accounts payable and accrued liabilities	62,312	(95,213)
Deferred revenue	(136,767)	180,882
Client deposits	(42,714)	-

	(1,044,120)	525,929
FINANCING ACTIVITIES
Repayment of finance lease obligations, net	(15,201)	(16,397)
Proceeds from (repayment of) loan payable	250,000	(30,000)

	234,799	(46,397)
INVESTING ACTIVITY
Acquisition of equipment	(2,092)	(17,823)

INCREASE (DECREASE) IN CASH DURING THE YEAR	(811,413)	461,709
CASH, BEGINNING OF YEAR	1,257,810	796,101

CASH, END OF YEAR	$446,397	$1,257,810

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid - long-term debt	$-	$300
Interest paid - finance lease obligations	$1,318	$2,819

The accompanying notes are an integral part of these financial statements.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

RewardStream Inc. (the “Company”) is a provider of Software as a Service (“SaaS”) marketing technology that powers loyalty marketing programs, referral programs and source code licensing programs. The Company’s clients subscribe either to the Company’s proprietary Lifecycle Marketing Platform (“LMP”) or its Spark™ product to operate marketing programs that acquire, engage, optimize, and retain customers and sales channels.

The Company was incorporated under the laws of British Columbia on March 23, 1999 and continued under the Canada Business Corporations Act on December 22, 1999. The head office and records are located at 250 - 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7.

These financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company realized a net loss of $995,536 for the year ended September 30, 2014 (2013 - net income of $375,525). As at September 30, 2014, the Company had an accumulated deficit of $5,159,960 (2013 - $4,164,424). In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

The Company's continued existence is dependent upon its ability to raise additional capital, obtain financing, meet sales targets, stabilizing revenue sources and realizing positive cash flows from operations. Failure to do so would have an adverse effect on the financial position of the Company and its ability to continue as a going concern. These factors raise significant doubt about the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments that would be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PRESENTATION

a)           Statement of compliance

These annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”).

b)           Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on December 18, 2014.

c)           Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting polices set out in note 3 have been applied consistently by the Company for all periods presented.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

a)           Investment tax credits

Investment tax credits are recorded using the cost reduction approach. Investment tax credits related to current research and development expenditures are included in the statement of operations and comprehensive income (loss) as a reduction of the expense to which it relates.

Investment tax credits are accrued on qualified expenditures when there is reasonable assurance that the credits will be realized. The investment tax credits are subject to review and audit by the Canada Revenue Agency (“CRA”). Although the Company has used its best judgment and understanding of the related income tax legislation in determining the amounts and timing of investment tax credits, it is possible that the amounts could change by a material amount depending on any future review and audit by the CRA.

b)           Depreciation

Equipment is carried at cost less accumulated depreciation. Depreciation is recognized in profit or loss over the estimated useful lives of the related asset. Additions during the year are depreciated on a prorated basis:

Computer equipment	30% - 55%	declining-balance method
Furniture and equipment	20%	declining-balance method
Leasehold improvements	20%	5 years straight-line

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

c)           Impairment of non-financial assets

Impairment tests on non-financial assets, including equipment, are undertaken annually at the financial year-end and whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (“CGU”), which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (the CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)           Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry-forwards and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is possible that future taxable profits will be available against which they can be utilized.

e)           Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions for warranties, legal claims, onerous leases and other onerous commitments are recognized at the best estimate of the expenditure required to settle the Company's liability at the reporting date. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

f)           Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be uncollectible. The allowance is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, the current business environment and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts.

g)           Revenue recognition

The Company derives revenue from the sale of perpetual software licenses, software license subscriptions and professional services fees.

Revenue is recognized as it is earned in accordance with the following:

(iii)
The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“professional services”) are sold together. The Company has established the fair value of the undelivered element based on the contracted price included in the original multiple-element sales arrangement, as substantiated by similar contractual terms offered to other customers (the vendor-specific objective evidence or “VSOE”). The revenue allocation is based on the VSOE of fair value of the professional services. Revenues related to professional services is recognized as the respective services are rendered.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)           Revenue recognition (Continued)

(iv)
The Company recognizes revenue from the sale of perpetual software licenses upon the transfer of title to the customer, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. The Company uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on the fair value of the undelivered element. If fair value cannot be determined for all undelivered elements, all revenue is deferred until sufficient evidence exists or as elements are delivered. If there is an acceptance period, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

(v)	Revenue associated with software license subscriptions is recognized over the term of the contract.

(vi)	Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

h)	Research and development expenditures

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures capitalized may include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Research and development expenditures are reduced by any related investment tax credits.

h)	Foreign currency translation

The financial statements are presented in Canadian dollars, which is also the functional currency of the Company. Transactions in currencies other than the functional currency are translated into Canadian dollars on the following bases:

•	Monetary assets and liabilities at the rate of exchange in effect at the statement of financial position date;

•	Non-monetary assets and liabilities at the rates of exchange in effect on the respective dates of transactions; and

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Foreign currency translation (Continued)

•	Revenues and expenses (excluding depreciation, which is translated at the same rate as the related asset), at the exchange rates in effect on the date of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss).

i)	Financial instruments

(i)           Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale ("AFS"). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method. The Company has no assets classified as held-to-maturity.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash is included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment. Accounts receivable is included in this category of financial assets.

AFS financial assets

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. The Company has no assets classified as AFS.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)           Financial instruments (Continued)

(ii)           Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of operations over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Other financial liabilities include accounts payable and accrued liabilities, loan payable and finance lease obligation.

(iii)           Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

j)	Equity instruments

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity.

k)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been negatively affected.

For financial assets carried at amortized cost, the amount of the impairment loss recognized in profit or loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)           Impairment of financial assets (Continued)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance accounts are recognized in profit or loss.

l)	Share-based compensation

The Company has a stock option plan that is described in note 8 and grants stock options to the Company’s directors, officers and employees. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period. For directors and employees, the fair value of the options is measured at the date of grant. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based compensation reserve. Consideration received on the exercise of stock options is recorded as share capital and the recorded amount to share-based compensation reserve is transferred to share capital. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is charged to profit or loss.

The Black-Scholes option pricing model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can affect estimates of fair values.

m)	Use of estimates and judgments

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)           Use of estimates and judgments (Continued)

Significant areas requiring the use of management estimates and judgments include:

•	The collectability of accounts receivable;
•	The determination of qualified expenditures to calculate investment tax credits receivable;
•	The useful lives of equipment and depreciation methods used;
•	The completeness of deferred revenue;
•	The accounting for leases as finance lease;
•	The utilization of deferred income tax assets;
•	The completeness of accrued liabilities; and
•	The assumptions used in calculating share-based compensation expense.

The Company bases its estimates and judgments on current facts and various other factors that it believes to be reasonable under the circumstances. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates and could affect future results of operations and cash flows.

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended September 30, 2014, and have not been applied in preparing these financial statements.
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”;
•	the application of simultaneous realization and settlement;
•	the offsetting of collateral amounts; and
•	the unit of account for applying the offsetting requirements.

Applicable to the Company’s annual periods beginning on October 1, 2014.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (Continued)

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual periods beginning on or after October 1, 2017.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•
Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•
Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•
Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual periods beginning on October 1, 2018.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

5.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Total
Cost
Balance, September 30, 2012	$597,529	$102,586	$6,907	$707,022
Additions	28,660	4,239	-	32,899

Balance, September 30, 2013	626,189	106,825	6,907	739,921
Additions	2,092	-	-	2,092

Balance, September 30, 2014	$628,281	$106,825	$6,907	$742,013

Accumulated Depreciation
Balance, September 30, 2012	$564,388	$88,438	$4,809	$657,635
Charge for the year	18,352	3,719	2,098	24,169

Balance, September 30, 2013	582,740	92,157	6,907	681,804
Charge for the year	16,960	2,934	-	19,894

Balance, September 30, 2014	$599,700	$95,091	$6,907	$701,698

Carrying Value
September 30, 2013	$43,449	$14,668	$-	$58,117
September 30, 2014	$28,581	$11,734	$-	$40,315

Included in computer equipment as at September 30, 2014 is leased computer equipment with a net carrying value of $22,874 (2013 - $30,137).

6.	FINANCE LEASE OBLIGATIONS

The Company finances certain computer equipment using finance leases. The liability recorded under the finance lease represents the minimum lease payments payable, net of imputed interest.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

6.           FINANCE LEASE OBLIGATIONS (Continued)

The Company’s obligations under finance leases consist of:

	2014	2013

Dell finance lease payable in monthly instalments of $67, including interest at 9.99% per annum	$5,104	$6,829

Apple finance lease payable in monthly instalments ranging from $107 to $215, including interest, ranging from 9.61% to 9.66% per annum	2,430	16,951
	7,534	23,780
Less: Interest	528	1,573
	7,006	22,207
Less: Current portion	5,724	17,160
	$1,282	$5,047

Minimum repayments over the next three years are as follows:

2015	$5,724
2016	514
2017	768
$7,006

7.	LOAN PAYABLE

On September 2, 2014, the Company received a Scientific Research and Development Loan (the “Loan”) from three unrelated individuals for a total of $250,000 at an interest rate of 20%, calculated and compounded monthly. The Loan is secured by a general security agreement on the assets of the Company. The Company is required to file its SR&ED claim by no later than November 30, 2014 (completed).

On December 15, 2014, the Company received its SR&ED payment of $445,664 (note 10) of which $264,899 was used to repay the Loan and the balance of accrued interest and Loan fees.

8.	SHARE CAPITAL

a)	Authorized:

•	unlimited common shares, without par value; and

•	20,000,000 preferred shares, without par value.

b)	Issued and outstanding:

There were no share issuances during the years ended September 30, 2014 or 2013.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

8.	SHARE CAPITAL (Continued)

c)           Stock options

The Company has established a stock option plan (the “Plan”), whereby the Company may grant stock options to officers, directors, employees and consultants. The exercise price of the stock options is determined by the Board of Directors (or a committee thereof) and will generally be at least equal to the fair value of the shares at the grant date. Any stock options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. Stock options granted generally have a maximum term of five years.

The maximum number of options that may be issued under the Plan is 4,660,915.

Activity under the Plan for the years ended September 30, 2014 and 2013 is as follows:

	2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Balance, beginning of year	2,728,000	$0.37	3,232,975	$0.25
Options granted	1,102,758	$0.50	444,000	$0.49
Options cancelled	(21,600)	$(0.45)	(632,150)	$(0.23)
Options forfeited	(21,900)	$(0.45)	(291,825)	$(0.39)
Options expired	(26,750)	$(0.19)	(25,000)	$(0.75)
Balance, end of year	3,760,508	$0.42	2,728,000	$0.37

Company stock options outstanding and exercisable at September 30, 2014 and 2013 are as follows:

	2014			2013
Expiry (Years)	Exercise Price	Outstanding	Exercisable	Outstanding	Exercisable

2014 – 2022	$0.15	1,412,500	1,412,500	1,437,500	1,437,500
2015	$0.25	230,000	230,000	231,000	231,000
2014 – 2022	$0.40	674,250	648,917	682,750	636,925
2017 – 2018	$0.50	1,403,758	258,930	335,000	68,500
2018	$0.53	40,000	40,000	40,000	40,000
2014	$0.75	-	-	1,750	1,750
		3,760,508	2,590,347	2,728,000	2,415,675

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

8.           SHARE CAPITAL (Continued)

c)           Stock options (continued)

The weighted average remaining contractual life of options outstanding at September 30, 2014 is 6.47 (2013 - 3.83) years.

The Company applies the fair value method using the Black-Scholes option pricing model to account for options granted to employees, directors and non-employees. The Black-Scholes option pricing model requires management to make certain estimates. These estimates include volatility. The Black-Scholes option pricing model was calculated based on the following weighted average assumptions:

	2014	2013

Expected life (years)	5.00	5.68
Interest rate	1.55%	1.44%
Volatility	66%	70%
Dividend yield	0%	0%
Fair value	$0.20	$0.49

During the year ended September 30, 2014, the Company recorded an amount of $60,498 (2013 - $79,319) in recognition of share-based compensation.

Due to the lack of historical pricing information for the Company, the expected volatility is based on an average of historical prices of a comparable group of companies within the same industry. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 22.40% (2013 - 24.89%) in calculating the fair value of share-based compensation.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

d)           Common stock reserved

At September 30, 2014, the Company has reserved common shares for issuance as follows:

Number of Shares

Reserved shares available for grant	900,407
Exercise of options	3,760,508

4,660,915

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

9.	RELATED PARTY TRANSACTIONS

Compensation costs for key management personnel were recorded at their exchange amounts, as agreed upon by transacting parties.

The compensation costs for key management personnel are as follows:

	2014	2013

Wages and benefits	$630,220	$363,547
Termination benefits	40,033	102,485
Share-based compensation	35,562	57,186

	$705,815	$523,218

Incurred wages and benefits of $630,220 (2013 - $363,547), termination benefits of $40,033 (2013 - $102,485), and share-based compensation of $35,562 (2013 - $57,186) are included in the following:

•	Cost of sales $nil (2013 - $107,517);
•	Sales and marketing $10,000 (2013 - $41,059);
•	General and administrative $427,064 (2013 - $150,802); and
•	Research and development $268,751 (2013 - $223,840).

10.	RESEARCH AND DEVELOPMENT

	2014	2013

Research and development	$628,762	$750,711
Investment tax credit (“ITC”)	(487,195)	(353,489)

	$141,567	$397,222

As of September 30, 2014, the Company has an accrued ITC receivable of $445,664 (2013 - $345,000) (note 7).

11.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2014	2013

Income (loss) before income taxes	$(995,536)	$375,525
Statutory tax rate	13.5%	13.5%

Expected income tax	(134,397)	50,696
Items not deductible for tax purposes	9,291	12,406
Change in timing differences	(240,346)	(30,279)
Unused (used) tax losses and tax offsets not recognized	365,452	(32,823)

Total income tax	$-	$-

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

11.	INCOME TAXES (Continued)

Deferred income tax assets and liabilities

The Company's net deferred income tax liabilities are:

	2014	2013

Deferred income tax assets
Equipment	$5,162	$4,259

Total deferred income tax assets	5,162	4,259

Deferred income tax liabilities
Investment tax credits receivable	(5,162)	(4,259)

Total deferred income tax liabilities	(5,162)	(4,259)

Net deferred income tax liabilities	$-	$-

Deferred income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. In assessing the realization of the Company's deferred income tax assets, management considers whether it is more likely than not that some portion of all of the deferred income tax assets will not be realized. The ultimate realization of deferred income assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Due to uncertainty surrounding realization of the deferred income tax assets in the future, the Company has not recognized the benefits of its deferred income tax assets.

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of September 30 are as follows:

	2014	2013

Non-capital losses	$733,960	$-
Equipment	34,360	75,756
Finance lease obligations	2,694	22,207
ITC receivable	1,995,766	1,700,745

	$2,766,780	$1,798,708

The Company has $733,960 (2013 - $nil) in operating losses that will expire in 2034 and may be carried forward to apply against future years’ income for Canadian income tax purposes.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

12.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, loan payable, finance lease obligations, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

Financial assets and liabilities measured at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and consider the implications of market conditions in relation to the Company’s activities.

There are no changes in the Company’s objective, policies and processes for managing the risks and the methods used to measure the risks during the year ended September 30, 2014.

a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held at a large Canadian financial institution in interest-bearing accounts. The Company’s amounts receivable consist of amounts from large customers. Accounts receivable from four customers comprise 89% (2013 - 77%) of the total accounts receivable balance, and therefore the Company is subject to risk due to the potential of one of these major customers not paying their balance.

The Company does not anticipate any default as it transacts with creditworthy customers, and management does not expect any losses from non-performance by these customers. As such, a provision for doubtful accounts has not been recorded at September 30, 2014 and 2013.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

12.           FINANCIAL INSTRUMENTS (Continued)

a)           Credit risk (Continued)

The following table summarizes the four largest receivable balances from the Company’s customers:

2014	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$251,325	$-	$-	$251,325
Customer 2	79,994	-	-	79,994
Customer 3	24,798	-	-	24,798
Customer 4	6,516	6,404	-	12,920

	$362,633	$6,404	$-	$369,037

2013	0 to 60 days	61 to 90 days	Greater than 90 days	Total

Customer 1	$182,775	$-	$-	$182,775
Customer 2	118,878	-	-	118,878
Customer 3	41,795	-	-	41,795
Customer 4	33,074	-	-	33,074

	$376,522	$-	$-	$376,522

b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The accounts payable and accrued liabilities are typically due in 30 days. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its accounts receivable in a timely manner and by maintaining sufficient cash on hand through working capital management.

The following table summarizes information about the Company’s financial obligations:

	2014	2013

Accounts payable and accrued liabilities	$221,926	$159,614
Loan payable	254,167	-

	$476,093	$159,614

The aging of accounts payable is as follows:

	2014	2013
Accounts payable
0 to 60 days	$147,419	$132,614

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

12.           FINANCIAL INSTRUMENTS (Continued)

c)           Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s operations, income or the value of the financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the returns. The Company is exposed to market risk as follows:

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short term to maturity of its financial instruments. The Company had no interest rate swap or financial contracts in place as at September 30, 2014 and 2013.

(ii)           Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”)). The Company has monetary assets of $507,969 (2013 - $624,112) and monetary liabilities of $2,050 (2013 - $140,336) denominated in USD. For the year ended September 30, 2014, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 5% will increase or decrease net income (loss) by approximately $25,000 (2013 - $38,000). There will be no impact on other comprehensive income (loss). The Company has not entered into any foreign currency contracts to mitigate this risk.

13.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s assets are collateral for the outstanding SR&ED loan which is repayable within two days of the Company receiving the 2014 ITC (note 7). As at September 30, 2014, the Company considers capital to consist of all components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares, or dispose of assets or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing operational development efforts, the Company does not pay dividends.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

14.	COMMITMENTS

The Company leases its premises and certain equipment under long-term leases. The leases expire between 2015 and 2017. The minimum annual lease commitments during the next three years are:

2015	$301,455
2016	268,454
2017	22,266
$592,175

Rent expense for the current year amounted to $242,897 (2013 - $232,054).

15.	SEGMENTED INFORMATION

The Company has three operating segments, as described below, which are the Company’s strategic business units and one geographic segment. The following summary describes the operations of the Company’s reportable segments:

a)
The Loyalty segment includes recurring, monthly fee-based loyalty programs and custom solutions developed for clients to manage customer loyalty through various customer engagement programs, surveys and point redemption features.

b)
The Referrals segment is comprised of both Custom and Spark™ referrals. The Custom segment includes custom solutions developed for clients to engage their customers to generate sales leads through different program incentives. The Spark™ referral segment includes the productized and configurable solution for clients to engage their customers to generate sales leads through incentivized referrals.

c)
The Source Code segment includes licensing a copy of the Company’s proprietary Lifecycle Marketing Platform to entities that have the technical ability to further develop the source code to meet their business needs. Source code revenue recognized during the year ended September 30, 2014 pertained to contracts entered into in fiscal 2013. The Company did not entered into any new similar contracts during the current year.

Information regarding the operations of each segment is included below. Segment income (loss) before income tax and operating expenses are used to measure performance, as management believes that such information is most relevant in managing the operations of each segment and evaluating the results of each segment relative to each other and other entities within these industries.

REWARDSTREAM INC.
STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

15.	SEGMENTED INFORMATION (continued)

A breakdown of revenues and cost of sales for each reportable segment for the years ended September 30, 2014 and 2013 is as follows:

	2014
	Loyalty	Referral	Source Code	Total

Revenue	$227,830	$1,382,750	$249,110	$1,859,690
Cost of goods sold	107,074	776,910	174,809	1,058,793
	120,756	605,840	74,301	800,897
Operating expenses	216,253	1,314,797	293,513	1,824,563
Loss from operations	$(95,497)	$(708,957)	$(219,212)	$(1,023,666)

	2013
	Loyalty	Referral	Source Code	Total

Revenue	$737,649	$1,341,609	$1,827,660	$3,906,918
Cost of goods sold	237,118	599,703	492,002	1,328,823
	500,531	741,906	1,335,658	2,578,095
Operating expenses	428,614	635,308	1,143,749	2,207,671
Income from operations	$71,917	$106,598	$191,909	$370,424

16.           EVENTS AFTER THE REPORTING PERIOD

Subsequent to September 30, 2014, the Company entered into a settlement agreement (the “Agreement”) with an employee that was terminated during the year. As part of the Agreement, any severance and bonus payable to the former employee as at September 30, 2014 was settled by agreeing to the following:

a)	The Company is to pay the former employee an upfront payment of $15,000 (paid); and

b)	The Company is to retain the former employee as a sales consultant for a minimum of six months at $5,000 per month.

Item 19. Exhibits

Exhibit No.	Description

(3)	Articles of Incorporation and Bylaws

3.1	Certificate of Amalgamation of RewardStream Solutions Inc. dated July 28, 2016 (incorporated by reference to our Registration Statement on Form 20-F filed on September 7, 2016 as Exhibit 3.1).

3.2	Notice of Articles (incorporated by reference to our Registration Statement on Form 20-F filed on September 7, 2016 as Exhibit 3.2).

3.3	Articles of the Corporation .

(15)	Consents

15.1	Consent of Smythe LLP (formerly Smythe Ratcliffe LLP)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

REWARDSTREAM SOLUTIONS INC.

/s/ Rob Goehring
Rob Goehring
Chief Executive Officer and Director

Date: October 17 , 2016